Exhibit 2.1

INTEREST PURCHASE AGREEMENT

among

STAR GAS PARTNERS, L.P.

and

STAR GAS LLC

(initially, as the “Sellers”),

INERGY PROPANE, LLC

(as “Buyer”)

and

INERGY, L.P.

(as “Guarantor”)

(November 18, 2004)

i

5.16	Litigation.	23
5.17	Employee Benefit Plans.	23
5.18	Employment Matters	26
5.19	Labor Union Matters.	27
5.20	Business Names	27
5.21	Brokers and Finders	27
5.22	Environmental	27
5.23	Solvency.	28
5.24	Use of Proceeds	28

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER		29
6.1	Organization; Documentation	29
6.2	Authority; Binding Effect	29
6.3	No Creation of Violation, Default, Breach or Encumbrance	29
6.4	Brokers and Finders	29
6.5	Investment	30
6.6	No Adverse Action	30
6.7	Approvals, Licenses and Authorizations	30
6.8	Due Diligence.	30

ARTICLE 7. ACCESS TO INFORMATION BY BUYER		30
7.1	Prior to Closing	30
7.2	Public Information	31
7.3	Preservation of Information	31

ARTICLE 8. COVENANTS OF THE PARTIES		32
8.1	Actions Pending Closing	32
8.2	Satisfaction of Liabilities	34
8.3	Information	34
8.4	Further Assurances	34
8.5	Compliance	35
8.6	Delivery of Documents	35
8.7	Temporary License of the “Star Gas” Trademark	35
8.8	No Solicitation.	36
8.9	Consent to Use of Financial Statements	38
8.10	HSR Act.	38
8.11	Severance Obligations.	38
8.12	Resignations	39
8.13	Benefit Plans.	39
8.14	Litigation Retained by the Sellers	40
8.15	Parent Guaranty	40
8.16	Amendments to Organizational Documents	40
8.17	Environmental Assessments.	40
8.18	Certificate of Limited Partnership	40

ARTICLE 9. CONDITIONS TO BUYER’S OBLIGATION TO CONSUMMATE THE TRANSACTION		41
9.1	Compliance with Agreement	41
9.2	Representations and Warranties	41
9.3	No Material Adverse Effect	41
9.4	Good Standing	41
9.5	Third Party Consents	41
9.6	Certificates.	41
9.7	Authorization	42
9.8	Opinions of Counsel.	42
9.9	Other Agreements.	42
9.10	Instruments of Transfer	42
9.11	Resignations	43
9.12	Waiting Periods	43
9.13	No Governmental Restraint	43
9.14	Special Closing Requirements.	43

ARTICLE 10. CONDITIONS TO OBLIGATIONS OF THE SELLERS TO CONSUMMATE THE TRANSACTION		44
10.1	Compliance With Agreement	44
10.2	Representations and Warranties	44
10.3	Certificate	44
10.4	Opinion of Counsel	44
10.5	Other Agreements.	44
10.6	Waiting Periods	45
10.7	No Governmental Restraint	45

ARTICLE 11. INDEMNIFICATION		45
11.1	The Sellers’ Indemnity	45
11.2	Buyer’s Indemnity	45
11.3	Special Hazardous Substances Indemnity.	46
11.4	Procedure	48
11.5	Time Limitations	49
11.6	Limitations on Amount	49
11.7	Exclusive Remedy	50
11.8	Waiver of Punitive Damages	50
11.9	Losses Net of Insurance Proceeds	50

ARTICLE 12. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES; RIGHT OF OFFSET		50
12.1	Survival	50
12.2	Right of Offset	50

ARTICLE 13. EXPENSES		51

ARTICLE 14. TERMINATION		51
14.1	Termination	51
14.2	No Liability; Termination Fee.	51
14.3	Notice of Termination	52

ARTICLE 15. MISCELLANEOUS		52
15.1	Notices	52
15.2	Parties in Interest and Assignment.	52
15.3	Modification	53
15.4	Waiver	53
15.5	Entire Agreement	53
15.6	Execution in Multiple Originals	53
15.7	Invalid Provisions	53
15.8	Governing Law	54

Schedules:

Schedule 3.4	Purchase Price Allocation
Schedule 5.1	Organization and Foreign Qualifications
Schedule 5.4	Contracts in Default
Schedule 5.7	Violations of Law
Schedule 5.8	Indebtedness
Schedule 5.10A	Real Property
Schedule 5.10B	Leases of Real Property
Schedule 5.10C	Capital Leases
Schedule 5.11	Intellectual Properties
Schedule 5.12(a)	Material Contracts
Schedule 5.12(d)	Intercompany Agreements
Schedule 5.13	Insurance Policies
Schedule 5.14	Taxes
Schedule 5.16	Litigation
Schedule 5.17	Employee Benefit Plans
Schedule 5.18	Employment Disputes and Labor Grievances
Schedule 5.20	Business Names
Schedule 5.22	Environmental
Schedule 9.8(c)	Opined Contracts

Exhibits:

Exhibit A	Form of Assignment of Stellar Propane Interest
Exhibit B	Form of Promissory Note
Exhibit C	Form of Noncompetition Agreement
Exhibit D	Form of Sellers’ Closing Certificate
Exhibit E	Form of Sellers’ Solvency Certificate
Exhibit F-1	Form of Assignment of General Partner Interest
Exhibit F-2	Form of Assignment of Limited Partner Interest
Exhibit G	Form of Buyer’s Closing Certificate

INTEREST PURCHASE AGREEMENT

This Interest Purchase Agreement is entered into on November 18, 2004, among Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”), Star Gas LLC, a Delaware limited liability company (the “General Partner”, together with the Partnership, the “Sellers”), Inergy Propane, LLC, a Delaware limited liability company (“Buyer”), and, solely for purposes of Sections 8.9 and 8.15 and Article 15, Inergy, L.P., a Delaware limited partnership (“Guarantor”).

The Sellers desire to sell, and Buyer desires to purchase, all of the propane business of Star Gas Propane, L.P., a Delaware limited partnership (the “Operating Company”), and Stellar Propane Service Corp., a New York corporation. Through a series of steps described in this Agreement, the Sellers and their affiliates will sell to Buyer and its affiliates, and Buyer and its affiliates will purchase from the Sellers and their affiliates, all of the ownership interests in the Operating Company and Stellar Propane Service Corp.

Therefore, the parties hereby agree as follows:

ARTICLE 1. DEFINITIONS

1.1 Certain Terms Defined. In addition to terms defined elsewhere in this Agreement, the following terms have the meanings assigned to them in this Section 1.1:

“1060 Forms” has the meaning set forth in Section 3.4.

“2004 Financials” means the unaudited financial statements of the Operating Company and Stellar Propane for the fiscal year ended September 30, 2004.

“Acquisition Agreement” has the meaning set forth in Section 8.8(d).

“Acquisition Proposal” means (i) any tender or exchange offer involving the Sellers, the Operating Company or Stellar Propane, (ii) any proposal for a merger, consolidation or other business combination involving the Sellers, the Operating Company or Stellar Propane, (iii) any proposal or offer to acquire in any manner a substantial equity interest in the Sellers, the Operating Company or Stellar Propane, (iv) any proposal or offer to acquire in any manner a substantial portion of the Business or the assets associated with the Business, (v) any proposal or offer with respect to any recapitalization or restructuring (whether of equity or debt or a combination thereof) with respect to the Sellers, the Operating Company or Stellar Propane, or (vi) any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Sellers, the Operating Company or Stellar Propane; provided, however that the term “Acquisition Proposal” does not include any proposal or offer to acquire in any manner all or substantially all of the heating oil business of Star/Petro or its subsidiaries (other than Stellar Propane) or the assets associated with such heating oil business.

“Acquisition Proposal Interest” has the meaning set forth in Section 8.8(a).

“Adjustment Dispute Notice” has the meaning set forth in Section 3.2(c).

“Affiliate” means “affiliate” and “associate” as such terms are defined in Rule 405 of the Securities Act.

“Agreement” or “this Agreement” means this Interest Purchase Agreement, as amended from time to time by the parties, together with all of its schedules and exhibits.

“Benefit Plans” has the meaning set forth in Section 5.17(a).

“Business” means the business of the Operating Company and Stellar Propane with respect to the following: (i) marketing, distributing, storing, transporting and selling propane gas on a retail or wholesale basis; (ii) selling, servicing and installing parts, appliances, supplies and equipment related to propane gas on a retail basis, including heating and cooking appliances; (iii) marketing, distributing, leasing, storing, transporting and selling bottled water and water conditioning equipment; (iv) marketing, distributing, storing, transporting and selling heating oil and other distillates, but only to the extent such activities are carried on by assets reported in the Propane Business Financials; and (v) performing services ancillary to those described in clauses (i), (ii), (iii) or (iv).

“Buyer’s Damage Estimate” has the meaning set forth in Section 9.14(a).

“Capital Lease” means, with respect to any Person, any lease of, or other arrangement conveying the right to use, property by such Person as lessee that would be accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP.

“Chase Refinancing Proposal” has the meaning set forth in Section 8.8(a).

“Claim Notice” has the meaning set forth in Section 11.4(a).

“Closing” means the assignment by the General Partner to the New Buyer GP of the General Partner Interest, the assignment by the Partnership to Buyer of the Limited Partner Interest, the payment by Buyer and the New Buyer GP of the consideration set forth in this Agreement and the consummation of the transactions contemplated by this Agreement.

“Closing Date” means the date of the Closing established pursuant to Section 4.1.

“Closing Date Balance Sheet” has the meaning set forth in Section 3.2(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning set forth in Section 5.19(a).

“Commission” means the U.S. Securities and Exchange Commission.

“Confidentiality Agreement” means the letter agreement, dated October 25, 2004, among the Sellers and Inergy, L.P. relating to certain confidentiality obligations of the parties thereto.

“Contracts and Other Agreements” means all contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, subleases, mortgages, franchises, licenses, commitments or binding arrangements, express or implied, oral or written.

“Damages” has the meaning set forth in Section 11.1.

“Damages Notice” has the meaning set forth in Section 9.14(a).

“Documents and Other Papers” means any document, agreement, instrument, certificate, notice, consent, affidavit, letter, telegram, telex, statement, file, computer disk, microfiche or other document in electronic format, schedule, exhibit or any other paper whatsoever, in each case, in the possession or under the control of the Sellers or their Affiliates.

“Environmental Assessments” has the meaning set forth in Section 8.17.

“Environmental Laws” has the meaning set forth in Section 5.22(d).

“Equity Security” means “equity security” as such term is defined in Rule 405 of the Securities Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.17(a).

“Estimated Working Capital Payment” has the meaning set forth in Section 3.2(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiaries” means Star/Petro, Petro Holdings, Inc., a Minnesota corporation, and all direct and indirect subsidiaries of Petro Holdings, Inc.

“Facility” has the meaning set forth in Section 5.22(b).

“GAAP” means United States generally accepted accounting principles consistently applied.

“General Partner Interest” means the entire general partner interest in the Operating Company, including all right, title and interest of the General Partner as a general partner in the Operating Company under applicable Law, under the Operating Company’s certificate of limited partnership and amended and restated agreement of limited partnership, and otherwise, including all of the General Partner’s percentage interest (being 0.01%) and capital account in the Operating Company and all economic, voting, consensual and other rights relating thereto.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over the Business, any of the assets associated with the Business, the General Partner Interest, the Limited Partner Interest or the Stellar Propane Interest.

“Hazardous Substances” has the meaning set forth in Section 5.22(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed (excluding any Capital Lease) by the Operating Company or Stellar Propane, or any contingent liability for or guaranty by the Operating Company or Stellar Propane of any obligation of any other Person (including the pledge of any collateral or grant of any security interest by the Operating Company or Stellar Propane in any property as security for any such liability, guaranty or obligation) whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement.

“Indemnified Party” has the meaning set forth in Section 11.4.

“Indemnifying Party” has the meaning set forth in Section 11.4.

“Intercompany Agreements” means all Contracts and Other Agreements between or among the Sellers, the Operating Company, Stellar Propane, any Excluded Subsidiary or any of their respective Affiliates that relate to or arise out of the Business or the assets associated with the Business.

“IRS” means the United States Internal Revenue Service.

“Knowledge” encompasses all facts and information that are either (A) within the actual knowledge of Irik P. Sevin, Joseph P. Cavanaugh, Richard Ambury or Donald Rainey or (B) that should have been known to such individuals in the exercise of reasonable care and after due inquiry.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), investigations or governmental proceedings before any Governmental Authority.

“Licensed Mark” has the meaning set forth in Section 8.7.

“Lien” means any lien, pledge, claim, charge, mortgage, deed of trust, security interest or encumbrance of any nature whatsoever.

“Limited Partner Interest” means the entire limited partner interest in the Operating Company, including all right, title and interest of the Partnership as a limited partner in the Operating Company under applicable Law, under the Operating Company’s certificate of limited partnership and amended and restated agreement of limited partnership, and otherwise, including all of the Partnership’s percentage interest (being 99.99%) and capital account in the Operating Company, and all economic, voting, consensual and other rights relating thereto.

“Material Adverse Effect” means with respect to the consequences of any event, fact or circumstance (including the occurrence or non-occurrence of any event, fact or circumstance) applicable to the Operating Company or Stellar Propane, that such event, fact or circumstance has caused or is reasonably likely to cause, directly, indirectly or consequentially, singly or in the aggregate with all such events, facts and circumstances, a material adverse effect on the assets, liabilities, financial condition, operating results or operations of the Business.

“Material Contract” means any Contracts and Other Agreements, if it involves, relates to or affects the Business and if any one or more of the following applies: (i) it involves, or may reasonably be expected to involve, the payment or receipt of $250,000 or more (whether in cash or in goods or services of an equivalent value) over its term, including renewal options, or $250,000 during any one year, (ii) it imposes material restrictions on the conduct of the Business, including any noncompetition agreement or territorial restriction, (iii) it involves (A) the future purchase or sale of propane at a fixed price, other than retail propane customer sales contracts, (B) any hedge arrangement relating to propane, or (C) any other derivative financial instrument relating to propane, (vii) it is a collective bargaining or other labor union contract, or (iv) it provides for severance, retention, change in control or other similar payments; but does not include the Promissory Note.

“Merger” means the merger of Stellar Propane into a newly-formed Delaware limited liability company in accordance with the requirements of Section 2.1.

“Multiemployer Plan” has the meaning set forth in Section 5.17(f).

“Multiple Employer Plan” has the meaning set forth in Section 5.17(f).

“New Buyer GP” has the meaning set forth in Section 2.4.

“Noncompetition Agreement” has the meaning set forth in Section 4.4.

“Notice Period” has the meaning set forth in Section 11.4(a).

“One-Month LIBOR Rate” means the rate per annum determined by Buyer’s bank lender equal to the one-month London interbank offered rate for United States dollars, as of December 1, 2004, as reflected in the “Money Rates” section of The Wall Street Journal or by Bloomberg, Telerate or any other financial news services (electronic or otherwise) used by Buyer’s bank lender from time to time in accordance with commercially reasonable industry standards. The One-Month LIBOR Rate will remain fixed for the month of December, 2004.

“Organizational Documents” of an entity means (A) (i) if a corporation, its articles of incorporation or certificate of incorporation, as the case may be, and bylaws, (ii) if a limited liability company, its certificate of formation or articles of organization, as the case may be, and limited liability company agreement or operating agreement, as the case may be, (iii) if a limited partnership, its certificate of limited partnership and agreement of limited partnership, and (B) any other Contracts and Other Agreements relating to the creation, formation, organization, governance or ownership of such entity.

“Permitted Liens” means (i) Liens for current Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) Liens that will be discharged on or prior to the Closing Date, (iii) Laws, ordinances and regulations affecting building use and occupancy or reservations of interest in title (collectively, “Property Restrictions”) imposed or promulgated by Law or any Governmental Authority with respect to Real Property, including zoning regulations, provided they do not, individually or collectively, materially interfere with the present use of the applicable Real Property, (iv) Liens, Property Restrictions, rights-of-way or easements and written agreements of record, copies of which have been furnished to Buyer, provided they do not, individually or collectively, materially interfere with the present use of the applicable Real Property, (v) mechanics’, carriers’, workmen’s, repairmen’s or similar types of Liens, if any, that do not, individually or collectively, materially detract from the value of or, individually or collectively, materially interfere with the present use of any Real Property subject thereto or affected thereby and that have arisen or been incurred in the ordinary course of business and not related to Indebtedness, and (iv) Liens and minor title defects that do not, individually or collectively, materially detract from the value or, individually or collectively, materially interfere with the present use of the asset subject thereto.

“Person” means a natural person, partnership, limited partnership, corporation, limited liability company, trust, labor union, Governmental Authority and any other legal entity.

“Promissory Note” has the meaning set forth in Section 2.2.

“Propane Business Financials” means the audited financial statements of the Operating Company and Stellar Propane for the fiscal years ended September 30, 2002 and September 30, 2003, and the 2004 Financials.

“Purchase Price” has the meaning set forth in Section 3.1.

“Real Property” has the meaning set forth in Section 5.10(a).

“Referral Firm” has the meaning set forth in Section 3.2(c).

“Release” has the meaning set forth in Section 5.22(a).

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, investment bankers, brokers, attorneys, accountants, consultants and other agents.

“Retained Propane Assets” means those assets that are (i) engaged in the propane business on the date of this Agreement, (ii) owned by an Excluded Subsidiary on the date of this Agreement, (iii) reported in the financial statements contained in the Partnership’s SEC Reports under the Partnership’s Heating Oil Segment and (iv) are located at any of the following branch locations: Hacketstown, New Jersey; Middletown, New York; Douglasville, Pennsylvania; or Mt. Joy, Pennsylvania.

“SEC Reports” means all reports required to be filed by the Partnership under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, since September 30, 2002.

“Securities Act” means the Securities Act of 1933, as amended.

“Star/Petro” means Star/Petro, Inc., a Minnesota corporation.

“Star/Petro Distribution” means the distribution by the Operating Company of all of the shares in Star/Petro to the Partnership and the General Partner as described in Section 2.3.

“Stellar Propane” means, prior to the Merger, Stellar Propane Service Corp., a New York corporation, and subsequent to the Merger, Stellar Propane Service, LLC, a Delaware limited liability company into which Stellar Propane Service Corp. has been merged.

“Stellar Propane Interest” means the entire capital stock (prior to the Merger) or limited liability company interest (after the Merger) in Stellar Propane, including all right, title and interest as a member and manager of Stellar Propane under applicable Law, under Stellar Propane’s articles of incorporation (prior to the Merger), certificate of formation (after the Merger), bylaws (prior to the Merger) and limited liability company agreement (after the Merger), and otherwise, including all of Star/Petro’s percentage interest (being 100%) and capital account in Stellar Propane, and all economic, voting, consensual and other rights relating thereto.

“Superior Proposal” has the meaning set forth in Section 8.8(c).

“Tax” or “Taxes” has the meaning set forth in Section 5.14(a).

“Tax Partnership” has the meaning set forth in Section 5.14(j).

“Tax Returns” has the meaning set forth in Section 5.14(a).

“Termination Fee” has the meaning set forth in Section 8.8(e).

“Transition Services Agreement” has the meaning set forth in Section 4.5.

“Unsatisfied Conditions” has the meaning set forth in Section 9.14(a).

“WARN” has the meaning set forth in Section 5.17(k).

“Working Capital” has the meaning set forth in Section 3.2(a).

1.2 Certain Interpretive Matters. In construing this Agreement, it is the intent of the parties that:

(a) no consideration may be given to the captions of the sections or subsections, or to the Table of Contents, all of which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b) no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c) examples are not be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word “includes” and its derivatives means “includes, but is not limited to,” and corresponding derivative expressions;

(e) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f) the meanings of the defined terms are applicable to both the singular and plural forms thereof;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) all references to articles, sections, paragraphs, clauses, exhibits or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

(i) each exhibit and schedule to this Agreement is a part of this Agreement and references to the term “Agreement” are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the main body of this Agreement and any exhibit or schedule, the provisions of the main body of this Agreement will prevail;

(j) the words “this Agreement,” “herein,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

(k) the word “or” is disjunctive but not necessarily exclusive; and

(l) all references to agreements or Laws are deemed to refer to such agreements or Laws as amended or as in effect at the applicable time.

ARTICLE 2. PURCHASE OF OPERATING COMPANY AND STELLAR PROPANE

2.1 Stellar Propane Merger.

(a) Prior to the Closing, the Sellers will cause Star/Petro and Stellar Propane to take all required corporate and shareholder action to cause Stellar Propane to be merged with and into a newly-formed Delaware limited liability company in accordance with the provisions of Section 18-209 of the Delaware Limited Liability Company Act, with the resulting entity to have the name “Stellar Propane Service, LLC”. Prior to the Merger, the Sellers will provide a copy of the certificate of formation and limited liability company agreement that will become the

Organizational Documents of Stellar Propane after the Merger, which certificate of formation and limited liability company agreement must be in form and substance satisfactory to Buyer. The Sellers will cause the Merger to be completed in accordance with the following terms, and will provide evidence of the effectiveness of the Merger to Buyer:

(i) No action will be taken by the Sellers that will result in or require Stellar Propane to wind up its affairs or pay its liabilities and distribute its assets, it being intended that the limited liability company will continue to operate in the ordinary course of business and consistent with past practice;

(ii) The Sellers covenant that Stellar Propane will not elect to be treated as a corporation for federal Tax purposes.

(b) The Sellers will prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Operating Company and Stellar Propane (including any consolidated or combined Tax Returns in which Stellar Propane’s income is included) for all periods ending on or prior to the Closing Date that are to be filed after the Closing Date. The Sellers will permit Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing. To the extent permitted by applicable Law, the Sellers will include (and will cause Star/Petro to include) any income, gain, loss, deduction or other Tax items for such periods on their respective Tax Returns and with the Schedule K-1s prepared by the Sellers for such periods. The Sellers have paid or will pay any and all Taxes attributable to the Operating Company and Stellar Propane for taxable years or periods ending on or before the Closing Date, including all Taxes attributable to the Merger. The Sellers and Star/Petro have paid or will pay all Taxes applicable to, arising out of or in connection with their allocable share of profits, income, gain or other taxable receipts or payments from the Operating Company for any period or portion thereof, through and including the Closing Date and the Merger. For this purpose, the Taxes of the Sellers in the Operating Company and Stellar Propane will be computed based on the taxable period of such entities ending as of the close of business on the Closing Date after the Merger and the sale of the Stellar Propane Interest, and, in each case, if such Taxes are income Taxes, such income Taxes will be computed by determining the items of income, expense, deduction loss or credit on a “closing of the books” basis as of the end of the Closing Date.

2.2 Sale of Stellar Propane to the Operating Company. Prior to the Closing (but after the Merger), the Sellers will cause Star/Petro to sell, transfer, assign, grant, bargain, deliver and convey all of the Stellar Propane Interest to the Operating Company pursuant to an assignment substantially in the form of Exhibit A in exchange for a promissory note payable by the Operating Company to Star/Petro in the amount of $75,000,000, substantially in the form of Exhibit B (the “Promissory Note”). Star/Petro will sell, transfer, assign, grant, bargain, deliver and convey to the Operating Company all right, title and interest in and to the Stellar Propane Interest, free and clear of any and all Liens and without any condition or restriction on transferability except for those conditions or restrictions contained in Stellar Propane’s certificate of formation and limited liability company agreement.

2.3 Star/Petro Distribution. Prior to the Closing (but after the sale of the Stellar Propane Interest contemplated by Section 2.2), the Sellers will cause the Operating Company to transfer, distribute, convey and assign all of the shares of stock in Star/Petro to the Partnership and the General Partner in proportion to their respective percentage interests in the Operating Company.

2.4 Creation of New Buyer GP; Purchase of General Partner Interest. Prior to the Closing, Buyer will form a new Delaware limited liability company, wholly-owned by Buyer (the “New Buyer GP”). At the Closing, the General Partner will sell and assign the General Partner Interest to the New Buyer GP, and the New Buyer GP will purchase the General Partner Interest from the General Partner.

2.5 Purchase of Limited Partner Interest. At the Closing, the Partnership will sell and assign the Limited Partner Interest to Buyer, and Buyer will purchase the Limited Partner Interest from the Partnership.

ARTICLE 3. PURCHASE PRICE

3.1 Aggregate Purchase Price. The aggregate purchase price (the “Purchase Price”) for the General Partner Interest and the Limited Partner Interest is (A) plus (B) where (A) is $475,000,000, as adjusted pursuant to Section 3.2, and (B) is an amount equal to interest on $475,000,000 at the rate equal to the One-Month LIBOR Rate plus 200 basis points for each day from December 1, 2004 up to, but not including, the Closing Date. The $475,000,000 under (A) is to be paid at the Closing in the amounts set forth below, and the amount under (B) will be paid at the Closing in the same proportion as the amounts set forth below. If Buyer retains any portion of the Purchase Price pursuant to Section 9.14, then such reduction will be made in the same proportion as the amounts set forth below.

(a) $47,500 to the General Partner in exchange for the General Partner Interest; and

(b) $474,952,500 to the Partnership in exchange for the Limited Partner Interest.

3.2 Working Capital Adjustment.

(a) Buyer will pay to the Sellers an amount equal to $9,500,000 (the “Estimated Working Capital Payment”), as a working capital adjustment to the Purchase Price, based upon an expected level of Working Capital as of November 30, 2004 of $15,000,000. The Estimated Working Capital Payment will be paid by Buyer to the Sellers at the Closing. Thereafter, the Purchase Price will be further increased or decreased in an amount equal to the amount by which Working Capital reflected on the Closing Date Balance Sheet exceeds or is less than $15,000,000. “Working Capital” means the net aggregate dollar amount of current assets (including the long term portion of accounts receivable) less current liabilities (excluding the current portion of long-term debt and accrued interest, intercompany liabilities and all borrowings for working capital purposes) of the Operating Company and Stellar Propane on a consolidated basis, as determined in accordance with GAAP and on a basis consistent with the financial statements of the Partnership included in the SEC Reports and the Propane Business Financials.

(b) Within 60 days after the Closing Date, Buyer will prepare and deliver to the Sellers a consolidated balance sheet of the Operating Company and Stellar Propane as of November 30, 2004 (the “Closing Date Balance Sheet”). The Closing Date Balance Sheet will be prepared in accordance with GAAP and on a basis consistent with the financial statements of the Partnership included in the SEC Reports and the Propane Business Financials. The Closing Date Balance Sheet will attach Buyer’s calculation of the adjustments required to the Purchase Price pursuant to Section 3.2(a). The Sellers and their Representatives may review all work papers and other supporting documentation used by Buyer in or relevant to the creation of the Closing Date Balance Sheet, and may make reasonable inquiries of Buyer’s Representatives, during the 60 day period in which Buyer is preparing the Closing Date Balance Sheet and for a period of 30 days after receipt of the Closing Date Balance Sheet.

(c) The Closing Date Balance Sheet will become final and binding upon the Sellers for purposes of calculating the adjustment to the Purchase Price hereunder 30 days after delivery thereof to the Sellers unless the Sellers within such time period deliver written notice to Buyer of their disagreement as to any item included in the Closing Date Balance Sheet or in Buyer’s calculation of the adjustment to the Purchase Price required under this Section 3.2 (an “Adjustment Dispute Notice”). Any such Adjustment Dispute Notice must specify in reasonable detail the nature of such disagreement and the basis and supporting evidence for the Sellers’ position with respect to the disputed items. The parties will attempt in good faith for a period of ten days following the date of the Adjustment Dispute Notice to resolve any disagreement and, if they are unable to do so within such period, will submit the disputed items to an independent accounting firm of national reputation (the “Referral Firm”), whose decision with respect to the matters disputed in the Adjustment Dispute Notice will be final and binding. The Referral Firm will render its decision with respect to such matters within 30 days after they are submitted to it. The parties will promptly provide all information and documents within their respective possession that the Referral Firm, in its sole discretion, considers necessary or desirable in order to make its decision with respect to the disputed matters. The fees and expenses of the Referral Firm will be borne equally by the Sellers and Buyer.

(d) Within five days after the Closing Date Balance Sheet is finally determined either through agreement of the parties or through submission to the Referral Firm as described in Section 3.2(c), Buyer will pay to the Sellers (in the same proportion as the payments made pursuant to Section 3.1) or the Sellers will pay to Buyer, as the case may be, by wire transfer the net amount owed pursuant to the Purchase Price adjustment provisions of this Section 3.2.

3.3 Results of Interim Operations. The parties desire to effect the transaction contemplated by this Agreement solely for purposes of economic effect and for accounting treatment as if the Closing occurred at 11:59 p.m. on November 30, 2004. In order to more fully accomplish such economic effect, after November 30, 2004, the Sellers will cause the Operating Company and Stellar Propane to refrain from making any distributions (in cash or otherwise) to their respective partners, shareholders or members or make any capital contribution to a subsidiary other than the Star/Petro Distribution. In addition, the Sellers will, on or prior to the Closing Date, reimburse the Operating Company and Stellar Propane for all amounts paid (whether of interest, principal, fees, prepayment costs, make-whole premiums or other similar costs) during the month of December, 2004 by either the Operating Company or Stellar Propane relating to Indebtedness (including borrowings for working capital purposes) or relating to payments made under Intercompany Agreements excluding payments for actual goods or services provided consistent with past practices.

3.4 Allocation of Purchase Price. The Purchase Price and any liabilities of the Sellers attributable to the General Partner Interest, the Limited Partner Interest or the Stellar Propane Interest will be allocated among the assets of the Operating Company and Stellar Propane in accordance with the rules under Sections 734(b), 751, 755 and 1060 of the Code and in accordance with the attached Schedule 3.4, and Buyer and the Sellers will file any informational statements or forms required by Law. Unless otherwise required by Law, Buyer and the Sellers will act, and will cause their respective Affiliates and Representatives to act, in accordance with the relevant Tax Returns or similar filings (including any forms or reports required to be filed pursuant to Section 1060 of the Code (the “1060 Forms”)), to cooperate in the preparation of any 1060 Forms, to file such 1060 Forms in the manner required by law and not to take any position inconsistent with Schedule 3.4 upon examination of any Tax refund or refund claim, in any Legal Proceeding or otherwise. The parties will amend Schedule 3.4 upon determining the Purchase Price adjustment pursuant to Section 3.2.

ARTICLE 4. CLOSING

4.1 Closing Date. The Closing will take place at the offices of Vinson & Elkins L.L.P., 666 Fifth Avenue, 26th Floor, New York, New York, on December 17, 2004, or on the first business day thereafter after the last of the conditions precedent set forth in Articles 9 and 10 has been satisfied or waived, unless the parties agree to another date (such time of Closing is referred to as the “Closing Date”). Except as contemplated by Section 3.3, the Closing will be effective as of 12:01 a.m. on the Closing Date.

4.2 Transfers of Interests. At the Closing, the General Partner will sell, transfer, assign, grant, bargain, deliver and convey to the New Buyer GP (or one or more of its designees) all right, title and interest in and to the General Partner Interest, free and clear of any and all Liens and without any condition or restriction on transferability except for those conditions or restrictions contained in the Operating Company’s amended and restated agreement of limited partnership. At the Closing, the Partnership will sell, transfer, assign, grant, bargain, deliver and convey to Buyer (or one or more of its designees) all right, title and interest in and to the Limited Partner Interest, free and clear of any and all Liens and without any condition or restriction on transferability except for those conditions or restrictions contained in the Operating Company’s amended and restated agreement of limited partnership. The transactions contemplated by this Section 4.2 will be effected or evidenced by delivery to Buyer of bills of sale, assignments and other documents of transfer acceptable in form and substance to Buyer.

4.3 Payments by Buyer. Subject to the terms and conditions of this Agreement, at the Closing, Buyer will pay the Purchase Price by wire transfer in accordance with Section 3.1.

4.4 Noncompetition Agreement. At the Closing, the Sellers will enter into a noncompetition agreement with Buyer in the form of Exhibit C (the “Noncompetition Agreement”).

4.5 Transition Services Agreement. At the Closing, the Sellers and one or more of their Affiliates, on the one hand, and Buyer, the Operating Company and Stellar Propane, on the other hand, will enter into a transition services agreement relating to certain shared facilities and ancillary services to be provided to each other, in form and substance acceptable to the Sellers and Buyer (the “Transition Services Agreement”).

4.6 Cessation of Use of Name. Promptly after the Closing, Buyer will cause the Operating Company to change its legal name so that there is no longer any reference therein to the name “Star Gas” or any variation, derivation or abbreviation thereof and, in connection therewith, Buyer will cause the Operating Company to promptly file all necessary certificates with the Delaware Secretary of State and other Governmental Authorities to accomplish such name change.

4.7 Sales and Transfer Taxes. The Sellers, on the one hand, and Buyer, on the other hand, will each be responsible for and agree to pay when due 50% of all sales, use, stamp and transfer taxes arising out of the transfer of the General Partner Interest, the Limited Partner Interest and the Stellar Propane Interest by the Sellers and the other transactions contemplated by this Agreement.

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF SELLER

The Sellers hereby, jointly and severally, represent and warrant to Buyer, both as of the date of this Agreement and, for purposes of Articles 9 and 11, as of the Closing Date, as follows:

5.1 Organization; Due Qualification.

(a) Schedule 5.1 contains a complete and accurate list for the Operating Company and Stellar Propane of its name, its jurisdiction of incorporation, organization or formation, as applicable, and other jurisdictions in which it is authorized to do business. Except for any administrative filings of Stellar Propane necessary as a result of the Merger, each of the Sellers, the Operating Company and Stellar Propane is duly incorporated, organized or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of incorporation, organization or formation set forth on Schedule 5.1, and has all requisite power and authority to own, operate and lease its assets and to conduct its business as and where such business is now conducted. The Operating Company has no direct subsidiaries other than Star/Petro. On the Closing Date, the Operating Company will have no subsidiaries other than Stellar Propane. Stellar Propane has no subsidiaries.

(b) Except for any administrative filings of Stellar Propane necessary as a result of the Merger, the Operating Company and Stellar Propane are duly qualified to do business and are in good standing under the Laws of each jurisdiction in which the nature of their businesses or of the properties owned or leased by them makes such qualification necessary.

(c) The Sellers have previously delivered to Buyer accurate and complete copies of all of the Organizational Documents of the Operating Company and Stellar Propane, as currently in effect.

5.2 Authority; Binding Effect. The Sellers have the right, power, authority and capacity to execute and deliver this Agreement and all other agreements contemplated by this Agreement to be entered into by them, to perform the obligations hereunder and thereunder on their part to be performed and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Sellers of this Agreement and all other agreements and documents contemplated hereby to be entered into by them and the performance by the Sellers of their respective obligations to be performed hereunder and thereunder have been duly approved by all necessary action, and no further approvals are required by the officers, directors, unitholders, partners, members or managers of the Sellers or any other Person in connection therewith. This Agreement constitutes, and when duly executed and delivered, all other agreements contemplated hereby to be entered into by the Sellers will constitute, the legal, valid and binding obligations of the Sellers, enforceable against the Sellers in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).

5.3 No Creation of Violation, Default, Breach or Encumbrance. The execution, delivery and performance of this Agreement by the Sellers do not, and the consummation by the Sellers of the transactions contemplated by this Agreement will not (i) violate (A) any statute, rule or regulation to which the Sellers, the Operating Company or Stellar Propane are subject or (B) any order, writ, injunction, decree, judgment or ruling of any Governmental Authority to which the Sellers, the Operating Company or Stellar Propane are subject, (ii) subject to the adoption of the amendments contemplated by Section 8.16 prior to the Closing, conflict with or violate any provision of the Organizational Documents of the Sellers, the Operating Company or Stellar Propane, or (iii) except for those consents of the Operating Company and Stellar Propane relating to the Business that will be obtained prior to the Closing, require the consent of any Person (including any debt holder) or result in the breach of or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, violate, conflict with, breach or give rise to any right of termination, cancellation or acceleration of, or to a loss of benefit to which the Sellers, the Operating Company or Stellar Propane are entitled, under (A) any mortgage, indenture, note or other instrument or obligation for the payment of money or any Contracts or Other Agreement, in each case, to which the Sellers, the Operating Company or Stellar Propane are a party, or (B) any governmental licenses, authorizations, permits, consents or approvals required for the Sellers, the Operating Company or Stellar Propane to own, license or lease and operate their respective properties or to conduct their respective businesses as presently conducted by them.

5.4 No Present Default. Except as disclosed in Schedule 5.4, all Material Contracts to which the Operating Company or Stellar Propane are a party are valid and in full force and effect and constitute legal, valid and binding obligations of the Operating Company or Stellar Propane, as applicable. Except as disclosed in Schedule 5.4, none of the Operating Company or Stellar Propane are in default under or in breach of any Material Contract, and to the Knowledge of the Sellers, no other parties to any Material Contract is in default thereunder or in breach thereof; and no event has occurred that, with the passage of time or the giving of notice, would constitute such a breach or default by the Sellers or, to the Knowledge of the Sellers, by any such other party; no claim of default thereunder have been asserted or, to the Knowledge of the Sellers, threatened.

5.5 Equity Interests.

(a) The Limited Partner Interest is the only Equity Security in the Operating Company. The Stellar Propane Interest is the only Equity Security in Stellar Propane.

(b) The General Partner owns beneficially and of record the General Partner Interest and at the Closing the General Partner Interest will be transferred by the General Partner to the New Buyer GP free and clear of all Liens and without any condition or restriction on transferability except for those conditions or restrictions contained in the Operating Company’s amended and restated agreement of limited partnership. The Partnership owns beneficially and of record the Limited Partner Interest and at the Closing the Limited Partner Interest will be transferred by the Partnership to Buyer free and clear of all Liens and without any condition or restriction on transferability except for those conditions or restrictions contained in the Operating Company’s amended and restated agreement of limited partnership. Star/Petro owns beneficially and of record all of the Equity Securities in Stellar Propane and, pursuant to Section 2.2, the Stellar Propane Interest will be transferred by Star/Petro to the Operating Company free and clear of all Liens and without any condition or restriction on transferability.

(c) Neither the General Partner Interest nor the Limited Partner Interest are represented by a certificate or other instrument of title. On the Closing Date, the Stellar Propane Interest will not be represented by a certificate or other instrument of title.

(d) All of the outstanding Equity Securities of the Operating Company and Stellar Propane have been duly authorized and validly issued and are fully paid and nonassessable (except to the extent such nonassessability may be affected by Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act or, following the Merger, Sections 18-607 and 18-804 of the Delaware Limited Liability Company Act). There are no Contracts or Other Agreements (including any preemptive rights, subscriptions, options, warrants, calls, commitments or any similar rights) relating to the issuance, sale, or transfer of any Equity Securities of the Operating Company or Stellar Propane except as are contained in the Organizational Documents of such entities. None of the outstanding Equity Securities of the Operating Company or Stellar Propane was issued in violation of the Securities Act or any other applicable Laws or any order, writ, injunction or decree of any Governmental Authority. Neither the Operating Company nor Stellar Propane owns, or has any Contract or Other Agreement (including any subscription, option, warrant, call, commitment or any similar rights) to acquire, any Equity Securities of any Person.

5.6 Approvals, Licenses and Authorizations.

(a) Except as required by the HSR Act or contemplated by this Agreement and except for any administrative filings of Stellar Propane necessary as a result of the Merger, no (i) order, license, consent, waiver, authorization or approval of, or (ii) exemption by, or (iii) giving of notice to, or (iv) registration with or the taking of any other action in respect of, any Person not a party to this Agreement, and no filing, recording, publication or registration in any public office or any other place, in each case is, necessary on behalf of the Sellers, the Operating Company or Stellar Propane (x) to authorize the Sellers’ execution, delivery and performance of this Agreement or any other agreement, document or instrument contemplated by this Agreement to be executed and delivered by the Sellers, (y) to authorize the consummation by the Sellers of the transactions contemplated hereby or thereby, or (z) for the legality, validity, binding effect or enforceability with respect to the Sellers, the Operating Company or Stellar Propane of any of the foregoing.

(b) Except for any administrative filings of Stellar Propane necessary as a result of the Merger, all licenses, permits, concessions, warrants, franchises and other authorizations and approvals of all Governmental Authorities required or necessary for the Operating Company or Stellar Propane to carry on the Business (including the business of trucking or the hauling of propane) as and where presently conducted by them have been duly obtained and are in full force and effect. There are no proceedings pending or, to the Knowledge of the Sellers, threatened that are likely to result in the revocation, cancellation or suspension or any material modification of any thereof that are or have a Material Adverse Effect.

5.7 Compliance With Laws. Except as set forth on Schedule 5.7, none of the Sellers, the Operating Company or Stellar Propane are in violation of any Law or any order, writ, injunction or decree of any Governmental Authority to which any of them is subject in connection with the operation of the Business that is or has a Material Adverse Effect.

5.8 SEC Reports; Financial Statements; Guarantees.

(a) The Partnership has filed all SEC Reports on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Partnership has made available to Buyer (i) copies of all SEC Reports filed as of the date hereof, and (ii) copies of the Propane Business Financials. As of their respective dates, when taken together with subsequent SEC Reports, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and, when taken together with subsequent SEC Reports, the SEC Reports, when filed, did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the financial statements of the Partnership included in the SEC Reports complies in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. The financial statements of the Partnership included in the SEC Reports and the Propane Business Financials have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto or in the case of unaudited financial statements, as permitted by Regulation S-X, and fairly present in all material respects the financial position of the Partnership and its consolidated subsidiaries (with respect to the financial statements of the Partnership included in the SEC Reports) or the Operating Company and Stellar Propane (with respect to the Propane Business Financials), as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All material agreements, as defined in Item 601(b)(10) of

Regulation S-K under the Securities Act (with the Partnership being the “registrant” in such definition), to which the Partnership or any subsidiary is a party or to which the property or assets of the Partnership or any subsidiary are subject are included as part of or specifically identified in the SEC Reports.

(b) Neither the Operating Company nor Stellar Propane has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, other than (i) liabilities that are fully and adequately reflected or reserved against in the 2004 Financials and that are required under GAAP consistently applied to be so reflected or reserved against and (ii) liabilities incurred since September 30, 2004 in the ordinary course of business and consistent with past practice.

(c) Schedule 5.8 contains a list of all Indebtedness of the Operating Company and Stellar Propane other than the Promissory Note.

5.9 Absence of Certain Events. Since September 30, 2004, the Business has been operated only in the ordinary course of business and consistent with past practice. Since September 30, 2004, except as disclosed in the SEC Reports filed with the Commission prior to the date of this Agreement:

(a) there has not been any Material Adverse Effect;

(b) there has not been any increase or decrease in the compensation payable by or to become payable by the Operating Company or Stellar Propane to any of the officers, key employees or agents of the Business, or change in any insurance, pension or other benefit plan, payment or arrangement made to, for or with any of such officers, key employees or agents or any commission or bonus paid to any of such officers, key employees or agents, except such increases or decreases as are usual and customary for the Operating Company or Stellar Propane and consistent with past practice;

(c) neither the Operating Company nor Stellar Propane has (i) incurred any Indebtedness, except normal trade or business obligations incurred in the ordinary course of business and consistent with past practice; (ii) except as contemplated by Section 8.2, discharged or satisfied any Lien or paid any obligation or liability (whether absolute, accrued, contingent or otherwise), other than in the ordinary course of business and consistent with past practice; (iii) mortgaged, pledged, created or subjected to a Lien any of the assets associated with the Business, except in the ordinary course of business and consistent with past practice; (iv) sold, assigned, transferred, leased or otherwise disposed of any of the assets associated with the Business, except in the ordinary course of business and consistent with past practice, or acquired any assets or any interest therein except in the ordinary course of business and consistent with past practice; (v) amended, terminated, waived or released any rights or canceled any debt owing to or claim by the Sellers, the Operating Company or Stellar Propane; (vi) transferred or granted any rights under any Contracts and Other Agreements, patents, inventions, trademarks, trade names, service marks or copyrights, or registrations or licenses thereof or applications therefor, or with respect to any know-how or other proprietary or trade rights; (vii) modified or changed any Material Contracts; or (viii) except for the Chase Refinancing Proposal and related transactions, entered into any transaction, contract or commitment that by reason of their size or otherwise was material to the Business or financial condition of the Operating Company or Stellar Propane or that was not in the ordinary course of business and consistent with past practice; and

(d) neither the Operating Company nor Stellar Propane has terminated, discontinued, closed or disposed of any branch location, plant, satellite storage facility, underground storage facility or business operation related to the Business.

5.10 Title to and Condition of Properties.

(a) Schedule 5.10A contains an accurate and complete list of all real property related to the operation of the Business in which the Operating Company or Stellar Propane has any interest, including an accurate description of each property and the interests therein. Schedule 5.10B contains an accurate and complete list of all leases and subleases of real and mixed property related to the operation of the Business under which the Operating Company or Stellar Propane is a lessor or lessee (accurate and complete copies of which have previously been delivered to Buyer). The Operating Company or Stellar Propane, as applicable, has marketable fee simple title to all of the owned real properties described on Schedule 5.10A, and good title to all of the leasehold estates created by the leases and subleases described on Schedule 5.10B (such real properties and leasehold estates are collectively referred to as the “Real Property”), all free and clear of Liens, easements, restrictions and reservations except for Permitted Liens. As to leasehold estates under the leases and subleases of Real Property, the Operating Company or Stellar Propane, as applicable, has quiet and peaceable possession of each of the leased properties. All leases and subleases of Real Property in which the Operating Company or Stellar Propane are a lessor or sublessor are in full force and effect, there is no default or event of default thereunder and the rent thereunder has not been prepaid for more than a one-month period.

(b) Schedule 5.10C contains a list of all Capital Leases of the Operating Company and Stellar Propane. Each such Capital Lease relates to the Business.

(c) The Operating Company or Stellar Propane, as the case may be, have good and indefeasible title or valid lease rights to all of the assets necessary for the conduct of the Business, as currently conducted, or reflected in the balance sheets contained in the SEC Reports (except for those assets relating solely to the Excluded Subsidiaries) or the 2004 Financials, and all assets associated with the Business purported to have been acquired by the Operating Company or Stellar Propane after the date of such balance sheets, except for such assets that were disposed of in the ordinary course of business and consistent with past practice, and all of such assets are in the Operating Company’s or Stellar Propane’s, as the case may be, possession and control.

(d) On the Closing Date, all of the assets necessary for the conduct of the Business, as currently conducted will be owned or leased by the Operating Company or Stellar Propane, as the case may be, free and clear of all Liens, other than Permitted Liens.

(e) The accounts receivable of the Operating Company and Stellar Propane as shown on their respective books and records have arisen in the ordinary course of business and consistent with past practice and are recorded as accounts receivable on the books of the Sellers in accordance with GAAP.

(f) Except with respect to the Retained Propane Assets, none of the Excluded Subsidiaries is currently engaging in the Business and none of the Excluded Subsidiaries own, lease or have any other rights with respect to any of the assets associated with the Business.

5.11 Intangible Properties. Schedule 5.11 contains a list of all patents and applications therefor, trademarks, trademark registrations and applications therefor, trade names, service marks, copyrights, copyright registrations and applications therefor, both foreign and domestic, owned, possessed, used or held by or licensed to the Operating Company or Stellar Propane and related to the operation of the Business, and the Operating Company or Stellar Propane, as the case may be, own the entire right, title and interest in and to the same, together with the goodwill associated therewith. The Operating Company and Stellar Propane have the right to use their respective trade secrets, know-how, formulae, technical processes and information, manufacturing, testing and operating techniques and procedures, all engineering data and plans and all other data and information used in the Business or that is necessary for the Business as now conducted, without payment of any claim, charge or royalty. To the Knowledge of the Sellers, none of the items in the categories listed in the preceding sentence of this Section 5.11 is subject to any pending or threatened challenge or claim of infringement, and no impediment exists as to the Operating Company’s or Stellar Propane’s ownership or use or validity of any such item. After giving effect to the license granted pursuant to Section 8.7, all licenses granted to the Operating Company or Stellar Propane by others that are essential or useful to any part of the Business will remain unaffected as a result of the transactions contemplated by this Agreement without consent of or notice to any Person, without change in the terms or provisions thereof and without premium. Neither the Operating Company nor Stellar Propane has infringed any unexpired patent, trademark, trademark registration, trade name, copyright, copyright registration, trade secret or any other proprietary or intellectual property right of any Person in connection with the operation of the Business. Except as described in Schedule 5.11, neither the Operating Company nor Stellar Propane has given any indemnification for patent, trademark, service mark or copyright infringements.

5.12 Contracts and Commitments.

(a) To the extent not listed on Schedule 5.8, Schedule 5.12(a) lists all Material Contracts related to the operation of the Business to which the Operating Company or Stellar Propane is a party or by which either of them or any of their respective assets or properties are bound (accurate and complete copies of each of which have been previously delivered to Buyer). Each Material Contract is in full force and effect and embodies the complete understanding between the parties thereto with respect to the subject matter thereof. Except as expressly set forth on Schedule 5.12(a), (i) to the Knowledge of the Sellers, there exists no material default or claim thereof by any party to any Material Contract, (ii) to the Knowledge of the Sellers, there are no facts or conditions that, if continued or noticed, would result in a default under any Material Contract, (iii) none of the Sellers, the Operating Company or Stellar Propane has received any notice that any Person intends to cancel, modify or terminate any Material Contract, or to exercise or not to exercise any options thereunder, (iv) none of the Sellers, the Operating Company or Stellar Propane has given any notice of cancellation, modification or termination of any Material Contract or of exercise or non-exercise of any options thereunder, (v) to the Knowledge of the Sellers, each Material Contract is a valid and binding agreement enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity), and (vi) no consent or approval of the other parties to any Material Contract or any Person pursuant to any Material Contract is required for the consummation of the transactions contemplated by this Agreement, except those that will have been obtained and be in full force and effect on the Closing Date.

(b) No purchase or sale commitments by the Operating Company or Stellar Propane are in excess of the normal, ordinary and usual requirements of the Business; neither the Operating Company nor Stellar Propane has any outstanding power of attorney to any Person for any purpose whatsoever; neither the Operating Company nor Stellar Propane is restricted by Law or agreement from carrying on the Business anywhere in the United States; except as disclosed in the SEC Reports, no officer, director or Affiliate of the Operating Company or Stellar Propane has any financial interest, direct or indirect, in the suppliers or customers associated with the Business.

(c) With the exception of this Agreement, none of the Sellers, the Operating Company or Stellar Propane has made any Contract or Other Agreement or granted any option to sell or otherwise transfer all or a significant part of the Equity Securities or assets of the Operating Company or Stellar Propane.

(d) Schedule 5.12(d) contains a list of all Intercompany Agreements other than the Promissory Note. The Sellers have previously delivered to Buyer an accurate and complete copy of each Intercompany Agreement.

5.13 Insurance. Schedule 5.13 contains a list of all policies of insurance and bonds of any type presently in force (including all occurrence based policies that provide coverage for events occurring in any of the five years prior to the date of this Agreement) with respect to the Business, including those covering product liability claims and the assets and operations associated with the Business. Such policies and bonds (a) provide coverage in such amounts, and against such losses and risks, as are maintained by comparable businesses exercising prudent business practices to provide for the protection of the Business and the assets associated with the Business, and (b) will be maintained in effect up to and including the Closing Date.

5.14 Tax Returns and Tax Audits.

(a) Except as disclosed in Schedule 5.14, the Operating Company, Stellar Propane and Star/Petro have filed with all appropriate Governmental Authorities all tax or information returns and tax reports required to be filed (collectively, “Tax Returns”). All Tax Returns as are based on income have been prepared on the same basis as those of previous years; and all federal, state, foreign and local income, profits, franchise, sales, use, occupation, property, excise, ad valorem, employment or other taxes (“Tax” or “Taxes”) of the Operating Company, Stellar Propane and Star/Petro and all interest, penalties, assessments or deficiencies claimed to be due by any such taxing authority with respect to the foregoing have been fully paid. All Tax Returns of the Operating Company, Stellar Propane and Star/Petro are accurate and complete in all material respects.

(b) The Operating Company, Stellar Propane and Star/Petro have made adequate accruals for the payment of all Taxes payable in respect of the period subsequent to the last period for which such Taxes were paid, and, to the Knowledge of the Sellers, none of the Operating Company, Stellar Propane or Star/Petro have liability for such Taxes in excess of the amounts so paid or accruals so made.

(c) There are no Liens for Taxes with respect to the assets associated with the Business, the General Partner Interest, the Limited Partner Interest or the Stellar Propane Interest (except for statutory Liens for current Taxes not yet due).

(d) Except as disclosed in Schedule 5.14, none of the Operating Company, Stellar Propane or Star/Petro are a party to any pending action or proceeding, nor, to the Knowledge of the Sellers, is any action or proceeding threatened or contemplated by any Governmental Authority for assessment or collection of Taxes or any other governmental charges, and no claim for assessment or collection of Taxes or any other governmental charges has been asserted against the Operating Company, Stellar Propane or Star/Petro, nor, to the Knowledge of the Sellers, is the assertion of any such claim pending or contemplated nor is there any basis for any such claim. To the Knowledge of the Sellers, there have been no reports prepared by any agent of the Internal Revenue Service with respect to any Tax matter involving the Operating Company, Stellar Propane or Star/Petro. None of the Operating Company, Stellar Propane or Star/Petro have waived or consented to the extension of any statue of limitations for the assessment or collection of any Taxes, nor have any requests for such waivers or consents been proposed in writing by any Governmental Authority.

(e) None of the Operating Company, Stellar Propane or Star/Petro are required or have been required to file any Tax Returns with, or pay any Taxes to, any foreign countries or political subdivisions thereof. None of the Operating Company, Stellar Propane or Star/Petro have received notice, nor to the Knowledge of the Sellers, has any oral notice been received, by any of the Sellers, the Operating Company, Stellar Propane or Star/Petro from any Governmental Authority in a jurisdiction where the Operating Company, Stellar Propane or Star/Petro, as the case may be, does not file Tax Returns stating that the Operating Company, Stellar Propane or Star/Petro is required to file Tax Returns with that jurisdiction. To the Knowledge of the Sellers, there is no fact or circumstance that would give rise to a claim by a state in which the Operating Company, Stellar Propane or Star/Petro are not currently filing income Tax Returns that the Operating Company, Stellar Propane or Star/Petro have such an income Tax filing responsibility.

(f) Except as disclosed in Schedule 5.14, neither the Operating Company nor Stellar Propane has in effect any powers of attorney with respect to any Tax matters involving any of them. At no time has a consent been filed by the Operating Company or Stellar Propane to have the provisions of Section 341(f)(2) of the Code apply, nor has any agreement under Section 341(f)(3) been filed by the Operating Company or Stellar Propane.

(g) The period of assessment under applicable Law after giving effect to extensions or waivers, with respect to all Tax Returns of the Operating Company and Stellar Propane has expired for all of the taxable years of the Operating Company and Stellar Propane, as the case may be, through and including December 31, 2000. Schedule 5.14 indicates those Tax Returns of the Operating Company or Stellar Propane that, since 2000, either have been audited or are currently the subject of an audit.

(h) Except as disclosed in Schedule 5.14, each of the Partnership and the Operating Company has, throughout its existence, been taxed as a partnership for federal income tax purposes and no election has been made that is inconsistent with such treatment.

(i) Except as disclosed in Schedule 5.14, neither the Operating Company nor Stellar Propane was included or is includable in any consolidated, combined or unitary Tax Return with any Person.

(j) Since January 1, 2000, neither the Operating Company nor Stellar Propane has been at any time a member of any partnership, joint venture or other arrangement or contract that is treated as a partnership for federal, state, local or foreign Tax purposes (a “Tax Partnership”) or the holder of a beneficial interest in any trust for any period for which the statute of limitation for any Tax has not expired.

(k) There are no Tax sharing agreements, allocation agreements, arrangements or other similar understandings, whether written or oral, with respect to or involving the Operating Company or Stellar Propane.

(l) Neither the Operating Company nor Stellar Propane will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(m) Each of the Operating Company and Stellar Propane has complied with all applicable Laws relating to the withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code) and has, within the time and within the manner prescribed by such Laws, withheld and paid over to the proper taxing authorities all amounts required to withheld and paid over under all applicable Laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member, unitholder, partner or other Person.

(n) The Sellers will promptly provide to Buyer such other Tax information with respect to the Business as Buyer may reasonably request.

5.15 Books and Records.

(a) The books, records and accounts of the Operating Company and Stellar Propane (i) are accurate and complete in all material respects, (ii) have been maintained in accordance with good business practices and the requirements of Section 13(b)(2) of the Exchange Act and on a basis consistent with prior years, (iii) state in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets associated with the Business, and (iv) accurately and fairly reflect the depreciation associated with the assets associated with the Business in accordance with GAAP.

(b) The Operating Company and Stellar Propane have devised and maintain systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements, and (B) to maintain accountability for the assets of the Operating Company and Stellar Propane.

(c) The minute books of the Operating Company and Stellar Propane are accurate and complete in all material respects and correctly reflect in all material respects all actions taken by their respective boards of directors, managers or similar governing body and all committees thereof. The stock book, the stock transfer records and similar records of the Operating Company and Stellar Propane are accurate and complete in all material respects and correctly reflect all Equity Securities previously issued and then legally canceled and all Equity Securities currently issued and outstanding.

5.16 Litigation.

(a) Except as described in Schedule 5.16, there are no Legal Proceedings pending or, to the Knowledge of the Sellers, threatened against or involving the Operating Company or Stellar Propane that, individually or in the aggregate: (i) are or have a Material Adverse Effect; or (ii) are reasonably likely to materially impair or delay the ability of the Sellers to perform their obligations under this Agreement or consummate the transactions contemplated by this Agreement. Except as described in Schedule 5.16, there is no order, judgment, injunction or decree of any Governmental Authority outstanding against the Sellers, the Operating Company or Stellar Propane with respect to the Business or the assets associated with the Business that, individually or in the aggregate, would have any effect referred to the foregoing clauses (i) and (ii).

(b) Neither the Operating Company nor Stellar Propane has materially violated, or is currently in material violation of, any applicable federal, state, local or foreign Law, permit, concession, grant, franchise, license or other governmental authorization relating or applicable to either of them, to the Business or any of the assets associated with the Business.

5.17 Employee Benefit Plans.

(a) Schedule 5.17 lists all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, severance and other similar fringe or employee benefit plans, programs or arrangements and any current employment or executive compensation or severance agreements written or otherwise maintained or contributed to or for the benefit of or relating to any employee or former employee of the Operating Company or Stellar Propane or any trade or business (whether or not incorporated) that is a member of a controlled group including the Operating Company or Stellar Propane or that is under common control with the Operating Company or Stellar Propane within the meaning of Section 414 of the Code (an “ERISA Affiliate”), to the extent that the Operating Company, Stellar Propane or any ERISA Affiliate currently has or may incur liability for payments or benefits thereunder, as well as each plan with respect to which the Operating Company, Stellar Propane or an ERISA Affiliate could incur liability under Section 4069 of ERISA (if such plan has been or was terminated) or Section 4212(c) of ERISA (collectively, the “Benefit Plans”). Except as set forth on Schedule 5.17, no Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code. None of the Operating Company, Stellar Propane or any ERISA Affiliate has incurred any liability (contingent or otherwise) with respect to any Benefit Plan (other than with respect to contributions required thereunder) that, individually or in the aggregate, is or has a Material Adverse Effect; each Benefit Plan has been maintained in all material respects in accordance with its terms and with ERISA and the Code; and there has been no violation of any reporting or disclosure requirement imposed by ERISA or the Code that, individually or in the aggregate, is or has a Material Adverse Effect. Each Benefit Plan intended to be qualified under Section 401(a) of the Code, and each trust intended to be exempt under Section 501(a) of the Code, has been determined to be so qualified or exempt by the IRS. For each Benefit Plan that has received such a determination, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. No “party in interest” (as defined in Section 3(14) of ERISA) of any Benefit Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class or individual exemption issued thereunder), respectively. With respect to any Benefit Plan, (i) none of the Operating Company, Stellar Propane or any ERISA Affiliate has had asserted against it any claim for Taxes under Chapter 43 of Subtitle D of the Code and Section 5000 of the Code, or for penalties under ERISA Section 502(c), (i) or (l), nor, to the Knowledge of the Sellers, is there a basis for any such claim, and (ii) no officer, director or employee of the Sellers, the Operating Company or Stellar Propane has committed a breach of any fiduciary responsibility or obligation imposed by Title I of ERISA. Other than routine claims for benefits, there is no claim or proceeding (including any audit or investigation) pending or, to the Knowledge of the Sellers, threatened, involving any Benefit Plan by any Person, or by the IRS, the United States Department of Labor or any other Governmental Authority against such Benefit Plan or the Operating Company, Stellar Propane or any ERISA Affiliate.

(b) Schedule 5.17 contains a list of all (i) employment agreements involving the Operating Company, Stellar Propane or any ERISA Affiliate, (ii) agreements with consultants who are individuals obligating the Operating Company, Stellar Propane or any ERISA Affiliate to make annual cash payments in an amount of $100,000 or more, and (iii) severance agreements, programs and policies of the Operating Company or Stellar Propane with or relating to their respective employees, except such programs and policies required to be maintained by Law. The Sellers have made available to Buyer accurate and complete copies of all such agreements, plans, programs and other arrangements.

(c) There will be no payment, accrual of additional benefits, acceleration of payments or vesting of any benefit under any Benefit Plan or any other agreement or arrangement to which the Operating Company, Stellar Propane or any ERISA Affiliate is a party, and no employee, officer or director of the Operating Company, Stellar Propane or any ERISA Affiliate will become entitled to severance, termination allowance or similar payments, solely by reason of entering into or in connection with the transactions contemplated by this Agreement.

(d) No Benefit Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Operating Company, Stellar Propane or any ERISA Affiliate other than as required by Section 4980B of the Code or similar state Laws. The Operating Company, Stellar Propane and each ERISA Affiliate have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code.

(e) There are no Legal Proceedings relating to any Benefit Plan pending or, to the Knowledge of the Sellers, threatened between the Operating Company, Stellar Propane or any ERISA Affiliate and any of their respective employees, other than Legal Proceedings that would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Operating Company, Stellar Propane or any ERISA Affiliate. No strikes, work stoppage, grievance, claim of unfair labor practice, or labor dispute against the Operating Company, Stellar Propane or any ERISA Affiliate has occurred, is pending or, to the Knowledge of the Sellers, threatened, and, to the Knowledge of the Sellers, there is no basis for any of the foregoing.

(f) Except as set forth in Schedule 5.17, none of the Operating Company, Stellar Propane or any ERISA Affiliate sponsors or has ever sponsored, maintained, contributed to, or incurred an obligation to contribute or incurred a liability (contingent or otherwise) with respect to any Multiemployer Plan or to a Multiple Employer Plan. “Multiemployer Plan” has the meaning set forth in Sections 3(37) and 4001(a)(3) of ERISA. “Multiple Employer Plan” means any Employee Benefit Plan sponsored by more than one employer, within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. None of the Operating Company, Stellar Propane or any ERISA Affiliate has, or reasonably could be expected to have, any liability under Title IV of ERISA with respect to any other type of Benefit Plan. All contributions to and payments under any Benefit Plan, including any Multiemployer Plan or Multiple Employer Plan, required in respect of periods ending on or before the Closing Date have been made by Sellers before the Closing Date.

(g) To the extent permitted by applicable Law and the applicable Benefit Plan, each Benefit Plan (other than any stock or unit option plan) can be amended or terminated at any time, without consent from any other Person and without liability other than for benefits accrued as of the date of such amendment or termination (other than charges incurred as a result of such termination). The Operating Company, Stellar Propane and each ERISA Affiliate have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Benefit Plan and applicable Law, and the Operating Company, Stellar Propane and each ERISA Affiliate will continue to do so through the Closing Date.

(h) To the Knowledge of the Sellers, no key employee, or group of employees, of the Operating Company, Stellar Propane or any ERISA Affiliate has expressed any plan to terminate employment with the Operating Company, Stellar Propane or any ERISA Affiliate.

(i) The Operating Company, Stellar Propane and each ERISA Affiliate have complied in all material respects with the Laws of any foreign jurisdiction with respect to any employee benefit plan or arrangements maintained in such jurisdiction in which the employees of the Operating Company, Stellar Propane or any ERISA Affiliate participate.

(j) None of the Operating Company, Stellar Propane or any ERISA Affiliate has a commitment, intention or understanding to create, terminate or adopt any Benefit Plan that would result in any additional liability to the Operating Company or Stellar Propane. Since the beginning of the current fiscal year of any Benefit Plan, no event has occurred and no condition or circumstance has existed that reasonably would be expected to result in an increase in the benefits under or the expense of maintaining such Benefit Plan from the level of benefits or expense incurred for the most recently completed fiscal year of such Benefit Plan.

(k) Neither the Operating Company nor Stellar Propane has experienced a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (“WARN”) within the immediately preceding three-year period.

5.18 Employment Matters. To the Knowledge of the Sellers, the Operating Company and Stellar Propane have complied in all material respects with all applicable Laws (federal, state, local or otherwise) relating to employment and labor management relations, including those relating to wages and the payment thereof, conditions of employment, hours and collective bargaining, including Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Occupational Safety and Health Act, ERISA, the Immigration Reform and Control Act, Laws relating to Workmen’s Compensation, Executive Orders 11246, as amended, 11375 and 11141, the Age Discrimination in Employment Act, as amended, the Pregnancy Discrimination Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Rehabilitation Act of 1973, the Vietnam Era Veterans Readjustment Act of 1974, as amended, the Equal Pay Act of 1963, the Fair Labor Standards Act, as amended, the Health Maintenance Organization Act of 1973, the Consolidated Omnibus Budget Reconciliation Act, the Civil Rights Acts, including 42 U.S.C. §§ 1981, 1983 and 1985, Laws relating to Unemployment Compensation, the Labor Management Reporting and Disclosure Act, and the National Labor Relations Act, as amended, the Taft-Hartley Act, as amended, and all other Laws relating to employment, hours and wages and the regulations under all the above. Except as described in Schedule 5.18, there are no pending or, to the Knowledge of the Sellers, threatened or reasonably anticipated labor disputes, Legal Proceedings, nor any conciliation agreements or consent decrees pending or, to the Knowledge of the Sellers, threatened between the Operating Company or Stellar Propane and any of their respective employees acting individually or in concert with any Governmental Authority.

5.19 Labor Union Matters.

(a) The Operating Company and Stellar Propane are party to nine collective bargaining agreements (the “Collective Bargaining Agreements”), which currently represent approximately 140 of the Operating Company’s and Stellar Propane’s employees. The Sellers have made available to Buyer accurate and complete copies of the Collective Bargaining Agreements. Except for the Collective Bargaining Agreements, neither the Operating Company nor Stellar Propane is a party to any collective bargaining agreement or other labor union contract applicable to individuals employed by the Operating Company or Stellar Propane, nor, to the Knowledge of the Sellers, have there been any organizational campaigns, demands, petitions or proceedings pending or threatened by any labor union seeking recognition or certification as a collective bargaining representative of any group of employees of the Operating Company or Stellar Propane.

(b) There has not been, there is not presently pending or existing, and there is not, to the Knowledge of the Sellers, threatened, any strike, slowdown or work stoppage. To the Knowledge of the Sellers, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lock-out of any employees by the Operating Company or Stellar Propane, and no such action is contemplated by the Operating Company or Stellar Propane.

(c) Except as described in Schedule 5.18, there are no pending, or, to the Knowledge of the Sellers, threatened or reasonably anticipated, grievances or labor arbitrations, unfair labor practice charges or Legal Proceedings between the Operating Company or Stellar Propane and any of the unions that are parties to the Collective Bargaining Agreements.

5.20 Business Names. Schedule 5.20 contains an accurate and complete list of all names under which the Operating Company or Stellar Propane conduct the Business and the jurisdictions in which such names are used.

5.21 Brokers and Finders. Except for Lehman Brothers Inc., KeyBanc Capital Markets, A Division of McDonald Investments, Inc., and Peter J. Solomon Company, LP, (i) no broker or finder has acted for the Sellers, the Operating Company or Stellar Propane in connection with this Agreement and the transactions contemplated hereby, and (ii) no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by the Sellers, the Operating Company or Stellar Propane.

5.22 Environmental. To the Knowledge of the Sellers and except as set forth on Schedule 5.22:

(a) There has not been any “Release” (as defined in 42 U.S.C. § 9601(22)) on or about any of the Real Property of any “Hazardous Substances” (as defined in 42 U.S.C. § 9601(14)) above the “reportable quantities” established pursuant to 42 U.S.C. § 9601, et seq. or oil, gasoline or other petroleum products above the reportable thresholds established by Environmental Law.

(b) Neither the Operating Company nor Stellar Propane has any Contract or Other Agreement or has otherwise arranged, for disposal or treatment, or arranged with a transporter for transport for disposal or treatment, of Hazardous Substances at any “Facility” (as defined in 42 U.S.C. § 9601(9)) owned or operated by another Person, other than in material compliance with all Environmental Laws.

(c) Neither the Operating Company nor Stellar Propane has, in material non-compliance with Environmental Law, accepted any Hazardous Substances for transport to disposal or treatment facilities from any third party.

(d) The Real Property and the use thereof are, and the Operating Company and Stellar Propane are, in material compliance with all applicable environmental Laws of any Governmental Authority relating to environmental protection, underground storage tanks, oil, propane, or Hazardous Substances handling, treatment, storage, disposal or transportation, or arranging therefore, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Superfund Amendments and Reauthorization Act of 1986 (“Environmental Laws”).

(e) None of the Sellers, the Operating Company or Stellar Propane has been notified of potential liability with respect to the clean-up of any waste disposal site or Facility or that any site at which the Sellers, the Operating Company or Stellar Propane have disposed of Hazardous Substances or oil have been or is under investigation by any Governmental Authority for violations of or liabilities under Environmental Laws.

(f) None of the Sellers, the Operating Company or Stellar Propane has received any notification of Releases of Hazardous Substances or oil from any Governmental Authority relating to the Business.

(g) This Section 5.22 contains the sole and exclusive representations and warranties concerning Hazardous Substances and matters related to or arising under Environmental Laws.

5.23 Solvency.

(a) None of the Sellers, Star/Petro, the Operating Company or Stellar Propane are now insolvent and none of them will be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this Section 5.23, “insolvent” means that the sum of the debts of a Person exceeds all of such Person’s assets at a fair valuation.

(b) In addition, (i) immediately after giving effect to the consummation of the transactions contemplated by this Agreement the Sellers and the Excluded Subsidiaries will be able to pay their respective debts as they mature or become due; and (ii) the Sellers and the Excluded Subsidiaries were engaged prior to, and will be engaged after, giving effect to the consummation of the transactions contemplated by this Agreement, in a business or transaction for which the remaining assets of the Person were not, or are not, unreasonably small in relation to their business or transaction.

5.24 Use of Proceeds. Except for the payment by the Sellers of fees relating to legal and financial advisors and other direct costs associated with this Agreement and the transactions contemplated by this Agreement, a majority of the Purchase Price will be used by the Sellers to repay Indebtedness of the Sellers or their Affiliates.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers, both as of the date of this Agreement and as of the Closing Date, as follows:

6.1 Organization; Documentation. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the power and authority and all licenses, authorizations, permits, consents and approvals required to own, license or lease and operate its properties and to conduct its business as presently conducted by it. On the Closing Date, the New Buyer GP will be a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

6.2 Authority; Binding Effect. Buyer has the power and authority to execute and deliver this Agreement and all other agreements contemplated by this Agreement to be entered into by it, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and all other agreements and documents contemplated by this Agreement to be entered into by it and the performance by Buyer of all obligations on its part to be performed hereunder and thereunder have been duly approved by all necessary action by Buyer, and no further approvals are required by the members of Buyer in connection therewith. This Agreement constitutes, and when duly executed and delivered by Buyer, all other agreements contemplated by this Agreement to be entered into by it will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally and to general equity principles (whether such enforceability is considered in a proceeding at law or in equity).

6.3 No Creation of Violation, Default, Breach or Encumbrance. The execution and delivery by Buyer of this Agreement do not, and the consummation by Buyer of the transactions contemplated by this Agreement will not (i) conflict with or violate any provision of the Organizational Documents of Buyer; (ii) require the consent of any Person or result in the breach of or constitute a default under any Contract or Other Agreement to which Buyer is a party, that is or has a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement; or (iii) violate (A) any statute, rule or regulation to which Buyer is subject or (B) any order, writ, injunction, decree, judgment or ruling of any Governmental Authority to which Buyer is subject.

6.4 Brokers and Finders. Except for Greenhill & Co., no broker or finder has acted for Buyer in connection with this Agreement and the transactions contemplated hereby; and, except for Greenhill & Co., no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on any agreement, arrangement or understanding made by Buyer.

6.5 Investment. Buyer and the New Buyer GP are acquiring the General Partner Interest and the Limited Partner Interest for their own account, for investment and not with a view to, or for offer or resale in connection with, a distribution thereof within the meaning of the Securities Act or a distribution thereof in violation of any applicable securities Laws.

6.6 No Adverse Action. There are no actions, suits, claims or legal, administrative, arbitration or other proceedings or governmental investigations or examinations pending or threatened or injunctions or orders entered, pending or threatened against Buyer or its business, property or assets, at law or in equity, before or by any Governmental Authority to restrain or prohibit the consummation of the transactions contemplated by this Agreement or to obtain damages that if decided adversely are or have a Material Adverse Effect on the ability of Buyer to consummate the transactions provided for in this Agreement.

6.7 Approvals, Licenses and Authorizations. Except as required by the HSR Act, no (i) order, license, consent, waiver, authorization or approval of, or (ii) exemption by, or (iii) giving of notice to, or (iv) registration with or the taking of any other action in respect of, any Person not a party to this Agreement, and no filing, recording, publication or registration in any public office or any other place in each case is now, or under existing Law in the future will be, necessary on behalf of Buyer to authorize either the execution, delivery and performance of this Agreement or any other agreement, document or instrument contemplated by this Agreement to be executed and delivered by it and the consummation by it of the transactions contemplated hereby or thereby, or for the legality, validity, binding effect or enforceability of any thereof.

6.8 Due Diligence.

(a) Buyer is an informed and sophisticated purchaser and is experienced in the evaluation and purchase of assets such as those constituting the Business. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on its own independent investigation of the Business as of this date and upon the representations and warranties and covenants in this Agreement.

(b) Buyer agrees to accept the Business as it exists on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Sellers except as expressly set forth in this Agreement.

ARTICLE 7. ACCESS TO INFORMATION BY BUYER

7.1 Prior to Closing. Until the Closing, the Sellers will (and will cause the Operating Company and Stellar Propane to) during ordinary business hours and upon reasonable oral or written notice furnish Buyer and its Representatives with all financial, operating, engineering and other data and information concerning the Business, the General Partner Interest, the Limited Partner Interest and the Stellar Propane Interest as Buyer from time to time requests and will accord Buyer and its Representatives access to the assets associated with the Business and the Sellers’, the Operating Company’s and Stellar Propane’s books, records, Contracts and Other Agreements and Documents and Other Papers (including Tax Returns filed and those in preparation) and will give such Persons the opportunity to ask questions of, and receive answers from, appropriate Representatives of the Sellers, the Operating Company and Stellar Propane with respect to the General Partner Interest, the Limited Partner Interest, the Stellar Propane Interest, the Business and the assets associated with the Business; provided, however, that (A) any such activities must be conducted in a manner as not to interfere unreasonably with the operation of any of the Sellers, the Operating Company, Stellar Propane or the Excluded Subsidiaries, (B) none of the Sellers, the Operating Company, Stellar Propane or the Excluded Subsidiaries are required to prepare special records, reports, analysis or other information that they do not prepare in the ordinary course of business, (C) none of the Sellers, the Operating Company, Stellar Propane or the Excluded Subsidiaries are required to take any action that would jeopardize the attorney-client privilege, (D) none of the Sellers, the Operating Company, Stellar Propane or the Excluded Subsidiaries is required to supply Buyer with any information that such entities are legally prohibited from supplying and (E) all access must be coordinated through Joseph P. Cavanaugh and designees of the Sellers may, in the sole discretion of the Sellers, accompany the person or persons to whom access is provided as contemplated in this Section 7.1. No investigations by Buyer or its Representatives will reduce or otherwise affect the obligation or liability of the Sellers with respect to any representations, warranties, covenants or agreements made in this Agreement or in any other certificate, instrument, agreement or document executed and delivered in connection with this Agreement. Prior to the Closing Date, Buyer will not contact any vendors, suppliers, title and other insurance companies, employees or other contracting parties of the Sellers, the Operating Company, Stellar Propane or the Excluded Subsidiaries with respect to any aspect of the Business or the transactions contemplated by this Agreement, without the prior oral or written consent of Joseph P. Cavanaugh, on behalf of the Sellers, which consent will not be unreasonably withheld.

7.2 Public Information. Except as may be required by Law, until the Closing or termination of this Agreement, the Sellers will consult with Buyer and Buyer will consult with the Sellers with respect to the content of any communications to be made to employees, customers, suppliers and others having dealings with the Sellers, the Operating Company or Stellar Propane as well as communications made to the public and to the form and content of any application or report to be made to any Governmental Authority (other than any stock exchange on which the Partnership or Guarantor are traded) that relates to the transactions contemplated by this Agreement. Notwithstanding the foregoing, Buyer and the Partnership may make such press releases and public disclosures as Buyer or the Partnership may deem necessary or appropriate to comply with state and Federal securities Laws and the rules of any applicable stock exchange.

7.3 Preservation of Information. Buyer will use commercially reasonable efforts to preserve and keep all material books and records relating to the Business or the operations of the Operating Company or Stellar Propane on or before the Closing Date that are in Buyer’s possession for a period of six years from the Closing Date. In addition, upon the Sellers’ request prior to the end of such six year period (or thereafter to the extent such records exist at the time of such request), Buyer will preserve and keep, or, at the Sellers’ expense, provide copies of, all books and records of the Operating Company or Stellar Propane relating to any audit or investigation instituted by a Governmental Authority or any litigation (whether or not existing on the Closing Date) if it is reasonably likely that such investigation or litigation relates to matters occurring prior to the Closing.

ARTICLE 8. COVENANTS OF THE PARTIES

8.1 Actions Pending Closing. From the date of this Agreement to the Closing, the Sellers hereby covenant and agree that, unless the prior oral or written consent of Phillip L. Elbert, on behalf of Buyer, is obtained, the Sellers will not (and will not allow the Operating Company or Stellar Propane to) take any action that would result in a violation of any of the following requirements:

(a) the Business will be carried on in an ordinary manner consistent with past practice and the Sellers will use (and will cause the Operating Company and Stellar Propane to use) commercially reasonable efforts to preserve their present business organization intact, keep available the services of their present officers and employees and preserve their present relationships with Persons having business dealings with them, all solely as the same relates to the Business, and will not make, institute or change any methods of distribution, purchase, sale, lease, management, accounting or operation in or affecting the Business that are not usual and customary in the industry and consistent with past practice;

(b) except as contemplated by the Merger and the Star/Petro Distribution and to effectuate the transactions contemplated hereby, neither the Operating Company nor Stellar Propane will amend or alter any of their respective Organizational Documents;

(c) neither the Operating Company nor Stellar Propane will make any loan to, or enter into any business transaction of any other nature with, any officer or director of the Operating Company or Stellar Propane;

(d) neither the Operating Company nor Stellar Propane will increase or decrease the compensation payable or to become payable to any officer, or make any change in any insurance, pension or other employee benefit plan or pay any commission or bonus to any of such officers except such increases, decreases or changes as are usual and customary in the industry and consistent with past practice;

(e) neither the Operating Company nor Stellar Propane will increase or decrease the compensation payable or to become payable to any employee, or make any change in any insurance, pension or other Benefit Plan or pay any commission or bonus to any of such employees, except such increases, decreases or changes as are usual and customary in the industry and consistent with past practice, or modify the collective status of any personnel;

(f) neither the Operating Company nor Stellar Propane will make any change in the sales, credit or collection terms and conditions insofar as the same relates to the Business except for such changes that are usual and customary in the industry;

(g) neither the Operating Company nor Stellar Propane will (i) incur any Indebtedness or assume, guarantee, endorse or otherwise become responsible for the Indebtedness of any other Person; (ii) sell, assign, transfer, lease or otherwise dispose of any of the material assets associated with the Business or any interest therein, except in the ordinary course of business and consistent with past practice; (iii) acquire any material assets associated with the Business or any interest therein except in the ordinary course of business and consistent with past practice; (iv) amend, alter, assign or terminate any Material Contract, or waive any rights under any Material Contract;

(h) the Sellers will not (and will not allow the Operating Company or Stellar Propane to) do any act or omit to do any act, or permit any act or omission to act, that will cause a breach of any Material Contract;

(i) the Sellers will not allow the Operating Company or Stellar Propane to make any investment of a capital nature affecting the Business in an amount exceeding $100,000;

(j) the Sellers will not allow the Operating Company or Stellar Propane to acquire, or agree to acquire, by merger, consolidation, contribution, purchase of Equity Securities or all or substantially all of the assets or business of, any Person;

(k) except as contemplated by the Merger, the Sellers will not allow the Operating Company or Stellar Propane to issue or agree to issue any Equity Security;

(l) except with respect to the Star/Petro Distribution, after November 30, 2004, the Sellers will not allow the Operating Company or Stellar Propane to either (i) declare or pay any dividend or other similar distribution, directly or indirectly, to any of their respective shareholders, members or partners, or (ii) make any distribution (in cash or otherwise) to their respective partners, shareholders or members or make any capital contribution to a subsidiary;

(m) the Sellers will not allow the Operating Company or Stellar Propane to permit any insurance policy naming the Operating Company or Stellar Propane as a beneficiary or a loss payable payee and relating to the assets associated with the Business to be canceled, terminated or modified or any of the coverage thereunder to lapse unless simultaneously with such termination, cancellation or modification, replacement policies providing substantially the same coverage are in full force and effect;

(n) prior to the Closing, the Sellers will cause the Operating Company and Stellar Propane to pay when due and consistent with past practices each of the following: (i) all trade accounts payable, (ii) all payments required by any indentures, mortgages, financing agreements, loan agreements or similar agreements relating to the Business, including those listed on Schedule 5.8 and (iii) Taxes of whatever kind or nature or payments related thereto (including estimated payments and withholding remittances) relating to the Business;

(o) the Sellers will not allow the Operating Company or Stellar Propane to maintain its books, accounts and records in any manner other than the usual, regular and ordinary manner, on a basis consistent with prior years and in a business-like manner in accordance with sound commercial practice, and will not allow the Operating Company or Stellar Propane to fail to materially comply with any Laws applicable to the Operating Company or Stellar Propane and to the conduct of the Business or to the assets associated with the Business;

(p) the Sellers will not (and will not allow the Operating Company or Stellar Propane to) change their accounting principles or methods from those used in the Propane Business Financials except as required by GAAP or the Commission;

(q) the Partnership will timely file all SEC Reports and Tax Returns relating to the Business;

(r) the Sellers will (and will cause the Operating Company, Stellar Propane and each Excluded Subsidiary to) at or prior to the Closing terminate all of the Intercompany Agreements that Buyer desires to have terminated and will satisfy all obligations under such terminated Intercompany Agreements, with the effect of such termination to be dealt with in accordance with Section 3.3; and

(s) the Sellers will not (and will not allow the Operating Company or Stellar Propane to) dissolve or enter into any plan of liquidation or dissolution or similar proceeding.

Nothing contained in this Section 8.1 or elsewhere in this Agreement will preclude the Operating Company or Stellar Propane from consummating the transactions contemplated by this Agreement or pursuing the consummation of the Chase Refinancing Proposal and, subject to Section 8.8, consummating the Chase Refinancing Proposal.

8.2 Satisfaction of Liabilities. On the Closing Date:

(a) the Sellers will obtain releases of all Liens on the General Partner Interest, with the result being that the General Partner Interest will be held on the Closing Date by the General Partner, and transferred to the New Buyer GP, free and clear of all Liens;

(b) the Sellers will obtain releases of all Liens on the Limited Partner Interest, with the result being that the Limited Partner Interest will be held on the Closing Date by the Partnership, and transferred to Buyer, free and clear of all Liens;

(c) the Sellers will obtain releases of all Liens on the Stellar Propane Interest, with the result being that the Stellar Propane Interest will be held on the Closing Date by the Operating Company free and clear of all Liens;

(d) the Sellers will (and will cause the Operating Company and Stellar Propane to) obtain releases of all Liens, other than Permitted Liens, on all of the assets of the Operating Company and Stellar Propane, with the result being that such assets will be held on the Closing Date by the Operating Company or Stellar Propane, as the case may be, free and clear of all Liens, other than Permitted Liens; and

(e) the Sellers will (and will cause the Operating Company and Stellar Propane to) satisfy in full from the proceeds of the Purchase Price all Indebtedness (including interest, principal, fees, prepayment costs, make-whole premiums or other similar costs) of the Operating Company and Stellar Propane (including the Promissory Note) and all Capital Leases.

8.3 Information. Prior to the Closing, the Sellers will promptly inform Buyer in writing of any litigation commenced against the Sellers, the Operating Company or Stellar Propane in respect of (a) the transactions contemplated by this Agreement or (b) the Business.

8.4 Further Assurances. Prior to and after the Closing, the Sellers will execute and deliver (or cause Star/Petro to execute and deliver) to Buyer such further instruments of transfer,

assignment and conveyance and take such other action as Buyer may reasonably require to more effectively carry out the transfer of the General Partner Interest, the Limited Partner Interest, the Stellar Propane Interest and the Business and the consummation of the matters contemplated by this Agreement and to place Buyer in a legal position to be assured of the Business Buyer is acquiring under this Agreement.

8.5 Compliance. Each party will:

(a) use commercially reasonable efforts to cause all conditions set forth in Articles 9 and 10 to be satisfied on or prior to December 20, 2004, to the extent such conditions are within the reasonable control of such party;

(b) use commercially reasonable efforts to obtain any and all consents, waivers, amendments, modifications, approvals, authorizations, notations and licenses necessary to the consummation of the transactions contemplated by this Agreement;

(c) immediately notify the other parties of the occurrence of any event or the failure of any event to occur that results in a breach of any representation or warranty made by such party in this Agreement or a failure by such party to comply or be able to comply with any covenant, condition or agreement of such party contained in this Agreement; and

(d) immediately notify the other parties of any breach of warranty or any misrepresentation by the other parties under this Agreement.

8.6 Delivery of Documents. After the Closing, the Sellers will deliver to Buyer all Documents and Other Papers, or copies thereof, related to the operation of the Business or the assets of the Business that are not in the possession or control of the Operating Company or Stellar Propane, including all files relating to the receivables and payables (whether current or past), original certificates of letters patent, trademarks and copyrights, and hard copies of any books or records or Documents and Other Papers or information and data relating to the operation of the Business or the assets associated with the Business stored on any electronic media, including computers.

8.7 Temporary License of the “Star Gas” Trademark. The Partnership hereby grants to the Operating Company and Stellar Propane the nonexclusive, royalty-free right to use the Star Gas & Design Trademark, U.S. Registration No. 1,769,632 (the “Licensed Mark”), in connection with the Business and the assets associated with the Business for a period of one year from and after the Closing Date but only with respect to the products and only in the geographic area in which the Business uses the Licensed Mark on the date of this Agreement, except that the geographic area will not include the State of New York. Provided the Closing occurs, Buyer will cause the Operating Company and Stellar Propane to maintain quality standards in using the Licensed Mark in conjunction with the Business and assets associated with the Business. The Operating Company and Stellar Propane have the right to transfer their respective rights in the Licensed Mark to any of Buyer’s Affiliates during the term of the license granted under this Section 8.7. Upon termination of the license provided in this Section 8.7, all rights granted to the Operating Company and Stellar Propane, including any goodwill associated with use of the Licensed Mark, will inure to the benefit of the Partnership and all rights granted pursuant to this

Section 8.7 will revert to the Partnership. All costs and expenses of prosecution, registration, and maintenance of the Licensed Mark will be paid by the Partnership. During the period of the license granted pursuant to this Section 8.7, the Partnership will also take reasonable steps necessary to protect the Licensed Mark from any unauthorized use.

8.8 No Solicitation.

(a) Except with respect to the commitment letter entered into with JPMorgan Securities Inc. and JPMorgan Chase Bank relating to a refinancing of Indebtedness, as more fully described in the Partnership’s Form 8-K filed on November 5, 2004, as amended or replaced from time to time, and related transactions (the “Chase Refinancing Proposal”), the Sellers shall promptly notify Buyer if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Sellers, the Operating Company, Stellar Propane or any of their Representatives, in each case, in connection with an Acquisition Proposal (an “Acquisition Proposal Interest”), which notice must identify the name of the Person indicating such Acquisition Proposal Interest and the material terms and conditions of any Acquisition Proposal.

(b) Except with respect to the Chase Refinancing Proposal, the Sellers and their Representatives shall (and shall cause the Operating Company and Stellar Propane and their respective Representatives to) immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Persons with respect to any Acquisition Proposal. Except as provided in Section 8.8(c), from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, none of the Sellers, the Operating Company or Stellar Propane may, and may not authorize or permit their respective Representatives to, directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal that constitutes or that may be reasonably likely to lead to any third-party Acquisition Proposal or (ii) enter into any Contract or Other Agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, nothing contained in this Section 8.8 prohibits the Sellers from (x) in the event of an unsolicited Acquisition Proposal, requesting from the third party such information as may be reasonably necessary for the board of directors of the General Partner (on behalf of itself and as general partner of the Partnership) to inform itself as to the material terms of such Acquisition Proposal for the sole purpose of determining whether such Acquisition Proposal constitutes a Superior Proposal, (y) taking (and disclosing to the Partnership’s unitholders or partners) its position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or (z) making such disclosure to the Partnership’s unitholders or partners as in the good-faith judgment of the board of directors of the General Partner, after receipt of advice from outside legal counsel to the Sellers, that such disclosure is necessary for the board of directors of the General Partner to comply with its fiduciary duties under applicable Law.

(c) Notwithstanding the foregoing, prior to the Closing Date, the Company may furnish information concerning the Business or the assets associated with the Business to any Person pursuant to a confidentiality agreement with terms no less favorable to the Sellers or their Affiliates than those contained in the Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such Person concerning an Acquisition Proposal if, but only if, (i) such Acquisition Proposal is reasonably likely to be consummated (taking into account the legal aspects of the proposal, the Person making the Acquisition Proposal and approvals required in connection therewith), (ii) such entity or group has on an unsolicited basis, and in the absence of any violation of this Section 8.8 by the Sellers or their Affiliates, submitted a bona fide, fully financed, written proposal to the Sellers relating to any such transaction that the board of directors of the General Partner determines in good faith, after receiving advice from the Sellers’ financial advisors, is more favorable to the Partnership’s unitholders or partners from a financial point of view than the transactions contemplated by this Agreement, and (iii) in the good faith opinion of the board of directors of the General Partner, after consultation with outside legal counsel to the Sellers, providing such information or access or engaging in such discussions or negotiations is in the best interests of the Partnership and its unitholders or partners and necessary in order for the board of directors of the General Partner to discharge its fiduciary duties to the Partnership’s unitholders or partners under applicable Law (an Acquisition Proposal that satisfies clauses (i), (ii) and (iii) being referred to as a “Superior Proposal”). The Sellers shall promptly, and in any event within two business days following receipt of a Superior Proposal and prior to providing any Person with any material non-public information, notify Buyer of the receipt of the same. The Sellers shall promptly provide to Buyer any material non-public information regarding the Sellers, the Operating Company, Stellar Propane, the Business or the assets associated with the Business provided to any Person that was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such Person.

(d) Except as set forth in this Section 8.8, neither the board of directors of the General Partner nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated by this Agreement or to Buyer, the approval or recommendation by the board of directors of the General Partner of this Agreement or the transactions contemplated by this Agreement, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any Contract or Other Agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Closing, the board of directors of the General Partner may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of this Agreement or the transactions contemplated by this Agreement, approve or recommend a Superior Proposal, or enter into a Contract or Other Agreement with respect to a Superior Proposal (an “Acquisition Agreement”), in each case at any time after the third business day following the Sellers’ delivery to Buyer of written notice advising Buyer that the board of directors of the General Partner has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; provided, however, that neither the Sellers nor any of their Affiliates may enter into a Contract or Other Agreement with respect to a Superior Proposal unless the Sellers comply with Section 8.8(e).

(e) The Sellers may terminate this Agreement and the Sellers or their Affiliates may enter into an Acquisition Agreement with respect to a Superior Proposal, provided that, prior to any such termination, (i) the Sellers have provided Buyer written notice that they intend to terminate this Agreement pursuant to this Section 8.8(e), identifying the Superior Proposal then determined to be more favorable and the parties thereto, and (ii) at least three full business days after the Sellers have provided the notice referred to in clause (i) above, the Sellers deliver to Buyer (A) a written notice of termination of this Agreement pursuant to this Section 8.8(e), and (B) a wire transfer of immediately available funds in the amount of $20,000,000 (the “Termination Fee”).

8.9 Consent to Use of Financial Statements. The Sellers hereby consent to the use of and reliance on any audited or unaudited financial statements relating to the Operating Company and Stellar Propane reasonably requested by Guarantor to be used in any public filings that Guarantor desires to make under the Securities Act, including any registration statements of Guarantor. In addition, the Sellers will use commercially reasonable efforts to obtain the consent of KPMG LLP to the use of and reliance on such financial statements. Prior to the Closing, the Sellers will provide Buyer and Guarantor such available information, and make available such personnel, as Buyer or Guarantor may reasonably request in order to assist Buyer and Guarantor to obtain financing or raise funds, including any public equity or debt offerings to be registered under the Securities Act.

8.10 HSR Act.

(a) On or before November 19, 2004, the parties will make such filings as may be required by the HSR Act with respect to the transactions contemplated by this Agreement. Thereafter, the parties will file as promptly as practicable all reports or other documents required or requested by the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the HSR Act or otherwise including requests for additional information concerning such transactions, so that the waiting period specified in the HSR Act will expire as soon as reasonably possible after the execution and delivery of this Agreement. Without limiting the foregoing, the parties will use commercially reasonable efforts to cooperate and oppose any preliminary injunction sought by the U.S. Federal Trade Commission or the U.S. Department of Justice preventing the consummation of the transactions contemplated by this Agreement. The Sellers, on the one hand, and Buyer, on the other hand, will equally share the application fees required in connection with the filings under the HSR Act.

(b) Each party will furnish the other parties such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the HSR Act.

8.11 Severance Obligations.

(a) Prior to the Closing, the Sellers will be responsible for, and agree to pay, all amounts due any employees of the Operating Company or Stellar Propane relating to any severance, retention, change in control or other similar payment obligations relating to or arising from the transactions contemplated by this Agreement.

(b) With respect to any severance, retention, change in control or other similar payment obligations payable by the Sellers to Donald Rainey as a result of the transactions contemplated by this Agreement, the Sellers will use commercially reasonable efforts to amend the Contracts or Other Agreements setting forth such obligations so that (i) half of the lump sum payments that would be made to Donald Rainey on or about the Closing would be paid at such time and (ii) half of the lump sum payments that would be made to him on or about the Closing would be placed in an escrow account on or about the Closing Date, with the amount placed in escrow (plus interest earned on such amount) paid to him on March 31, 2005, provided that the payment of such escrowed funds to him would be contingent upon him continuing to assist Buyer in the operation of the Business until March 31, 2005, it being the understanding of the parties that he would become an employee of Buyer or its Affiliates after the Closing.

8.12 Resignations. At or prior to the Closing, the Sellers will cause all of the officers, directors, trustees and plan administrators of the Operating Company, Stellar Propane and their respective Benefit Plans to resign or to be removed from such offices.

8.13 Benefit Plans.

(a) From the date of this Agreement through the Closing Date, in order to afford Buyer the opportunity to determine, in its sole discretion, what employee benefits it will provide to the employees of the Operating Company and Stellar Propane after the Closing Date, and under what plans such employee benefits will be provided, subject to applicable privacy and other Laws, the Sellers will (and will cause the Operating Company and Stellar Propane to) use commercially reasonable efforts to afford to Buyer and its Representatives full and free access in a reasonable manner, upon reasonable notice and at reasonable times, to each of the Sellers’, the Operating Company’s and Stellar Propane’s Benefit Plan documents, including access to all files, records, reports and other data and information relating thereto, and all personnel involved with the administration of such Benefit Plans. The Sellers will also make available to Buyer a copy of the documents and instruments governing each Benefit Plan (including, where applicable, the plan document, summary plan description or other summary, most recent actuarial report, and trust or other funding arrangement).

(b) If and to the extent requested by Buyer, the Sellers and their Affiliates will amend or terminate any Benefit Plan; provided, however, any such amendment or termination will comply with all applicable Laws and will not be required if otherwise prohibited by the terms of the Collective Bargaining Agreements. Any such amendment or termination may be made conditional upon the Closing provided that such amendment or termination becomes effective immediately prior to the Closing.

(c) Buyer will notify the Sellers at least five days prior to the Closing as to (i) whether Buyer desires the Sellers to assign and transfer to Buyer (or cause the Operating Company and Stellar Propane to assign and transfer to Buyer) any of the Sellers’, the Operating Company’s or Stellar Propane’s health or other benefit plan policies of insurance and (ii) whether (A) it will continue to sponsor the Operating Company’s 401(k) profit sharing plan either as a merged plan with Buyer’s existing 401(k) profit sharing plan or as a separate plan or (B) it desires that the Operating Company’s 401(k) profit sharing plan be terminated prior to the Closing.

(d) For purposes of determining (i) eligibility to participate in or vesting under Buyer’s applicable 401(k) profit sharing plan, (ii) eligibility to participate in applicable health plans and (iii) eligibility to participate in applicable disability plans, individuals who are employees of the Operating Company or Stellar Propane on the Closing Date or who are hired within 15 days after the Closing Date will be given credit for all service as an employee of either the Operating Company or Stellar Propane.

8.14 Litigation Retained by the Sellers. The Sellers will be responsible for, and agree to defend, hold harmless and indemnify Buyer and its Affiliates (including the Operating Company and Stellar Propane) from and against all actual or threatened Legal Proceedings relating to, arising out of or resulting from (i) the execution, delivery or performance of this Agreement by the Sellers, (ii) any claim by a partner or unitholder of the Sellers or any of their Affiliates, in such partner’s or unitholder’s capacity as a partner or unitholder, (iii) the Partnership’s disclosures contained in the SEC Reports or any failure to disclose with respect to the SEC Reports, including the class action Legal Proceeding filed on October 29, 2004 in the United States District Court for the District of Connecticut by certain unitholders of the Partnership against the Partnership and certain of its Affiliates (including the Operating Company), (iv) any claim against any officer or director of the Operating Company or Stellar Propane relating to events, facts or circumstances arising on or before the Closing Date, or (v) any claim similar to those described in clauses (i), (ii), (iii) and (iv).

8.15 Parent Guaranty. Guarantor hereby unconditionally and absolutely guarantees to the Sellers the performance by Buyer of all of the terms, covenants, conditions, duties and obligations contained in this Agreement (including the prompt payment of any amounts to be paid by Buyer under this Agreement).

8.16 Amendments to Organizational Documents. Prior to the Closing, the Sellers will amend their Organizational Documents and the Organizational Documents of the Operating Company to effect any amendments of such Organizational Documents required in order to effect the transactions contemplated by this Agreement, including amendments to Sections 10.2, 10.3, 12.1(b) and 13.1(b) of the Amended and Restated Agreement of Limited Partnership of the Operating Company and amendments to such Organizational Documents to allow for the Star/Petro Distribution. Prior to making any such amendments to the Organizational Documents of the Operating Company, the Sellers will obtain the prior approval of Buyer as to the form and substance of such amendments, which consent will not be unreasonably withheld.

8.17 Environmental Assessments.

(a) Prior to the Closing, Buyer may, in Buyer’s sole judgment and discretion and at Buyer’s sole expense, cause Phase I environmental site assessments (the “Environmental Assessments”) of the Real Property to be conducted by a qualified engineer or environmental consultant of Buyer’s choice. All Environmental Assessments will be performed in such a manner as to not physically damage the Real Property.

(b) Upon reasonable advance oral or written notice to Joseph P. Cavanaugh, the Sellers will (and will cause the Operating Company and Stellar Propane to) allow Buyer and its Representatives reasonable access to the Real Property for the purpose of conducting the Environmental Assessments. The Sellers or their Representatives may, at their option, participate in the Environmental Assessments, including accompanying Buyer’s Representatives on any physical investigation of the Real Property.

8.18 Certificate of Limited Partnership. Promptly after the Closing, Buyer will cause the Operating Company to amend the certificate of limited partnership of the Operating Company to reflect the fact that the New Buyer GP is the general partner of the Operating Company.

ARTICLE 9. CONDITIONS TO BUYER’S OBLIGATION TO CONSUMMATE THE TRANSACTION

Each and every obligation of Buyer to be performed at or before the Closing hereunder is subject, at Buyer’s election, to the satisfaction or waiver on or prior to the Closing Date of the conditions set forth below. Notwithstanding the failure of any one or more of such conditions, Buyer may nevertheless proceed with Closing without satisfaction, in whole or in part, of any one or more of such conditions, which action will not prejudice Buyer’s right to recover Damages pursuant to Article 11 and, if the Closing occurs and there are any Unsatisfied Conditions, the amount of any adverse economic effect on the Business or the assets associated with the Business (including any diminution in the fair value of the Business) pursuant to Section 9.14.

9.1 Compliance with Agreement. Subject to the terms of Section 9.14, the Sellers shall have performed all of their respective obligations, agreements and covenants contained in this Agreement that are required to be performed or complied with by them on or prior to the Closing Date.

9.2 Representations and Warranties. Subject to the terms of Section 9.14, the representations and warranties of the Sellers contained in this Agreement shall be accurate and complete on and as of the Closing Date with the same force and effect as though such representations and warranties had been made or given on the Closing Date, except for any change contemplated or permitted by this Agreement.

9.3 No Material Adverse Effect. Subject to the terms of Section 9.14, since the date of this Agreement the Business and the assets associated with the Business shall not have suffered or be subject to any Material Adverse Effect.

9.4 Good Standing. Subject to the terms of Section 9.14, the Sellers have delivered to Buyer certificates issued by appropriate Governmental Authorities evidencing the good standing of the Sellers, Star/Petro, the Operating Company and Stellar Propane as of a date or dates not more than five days prior to the Closing Date as a legal entity of the respective jurisdictions in which it was organized or qualified to do business.

9.5 Third Party Consents. Subject to the terms of Section 9.14, Buyer has received all necessary consents from (or in lieu thereof waivers of) any Persons, and Buyer has received all filings with, and approvals by, any Persons, in each case, the absence of which would cause Section 5.3(iii) to be violated.

9.6 Certificates.

(a) The Sellers have delivered to Buyer a certificate, dated the Closing Date, signed by their respective duly authorized officers to the effect stated in Sections 9.1. 9.2 and 9.3 and substantially in the form set forth in Exhibit D.

(b) The Sellers have delivered to Buyer a solvency certificate, dated the Closing Date, signed by their respective duly authorized officers, substantially in the form set forth in Exhibit E.

9.7 Authorization. Buyer has received a copy of (a) the Organizational Documents of the Sellers, Star/Petro, the Operating Company and Stellar Propane, as in effect on the Closing Date, and (b) the resolutions of the officers, directors, managers, members, unitholders and partners, as applicable, of the Sellers and Star/Petro, certified as of the Closing Date by the secretary or assistant secretary thereof, duly authorizing the execution, delivery and performance by the Sellers and Star/Petro of their respective obligations to be performed pursuant to this Agreement and each other agreement and instrument contemplated hereby, together with an incumbency certificate as to the Person or Persons authorized to execute and deliver such documents and instruments on their behalf.

9.8 Opinions of Counsel.

(a) Buyer has been furnished with the opinions of Vinson & Elkins L.L.P. and Richards, Layton & Finger, P.A., each acting as counsel to the Sellers, dated the Closing Date and addressed to Buyer, each opinion substantially in the form of the draft of such opinion previously delivered to Buyer.

(b) Buyer has been furnished, solely for informational purposes, with a copy of the signed opinion of Skadden, Arps, Slate, Meagher & Flom LLP, acting as counsel to the board of directors of the General Partner, in substance in the form of the draft of such opinion previously delivered to Buyer, and such opinion has not been modified in any material respect or revoked.

(c) Buyer has been furnished with an opinion of counsel reasonably satisfactory to Buyer, dated the Closing Date and addressed to Buyer, with respect to the matters addressed in Section 5.3(iii) as they relate to the Contracts and Other Agreements listed on Schedule 9.8(c).

9.9 Other Agreements.

(a) The Sellers have executed and delivered to Buyer the Noncompetition Agreement in the form of Exhibit C.

(b) The Sellers or their Affiliates have executed and delivered to Buyer the Transition Services Agreement, in form and substance acceptable to Buyer.

9.10 Instruments of Transfer. The Sellers have executed and delivered to Buyer or the New Buyer GP, as the case may be, such bills of sale, assignments and other instruments of transfer and conveyance (in form and substance reasonably satisfactory to counsel for Buyer) as are necessary or desirable to vest in Buyer and the New Buyer GP, as the case may be, all the right, title and interest in and to the General Partner Interest and the Limited Partner Interest, with the assignments to be substantially in the forms of Exhibits F-1 and F-2.

9.11 Resignations. Buyer has received the resignations or evidence of the removals described in Section 8.12.

9.12 Waiting Periods. The filing and waiting period requirements of the HSR Act relating to the transactions contemplated by this Agreement have been complied with and there is no pending action by the U.S. Department of Justice, the U.S. Federal Trade Commission or other Governmental Authority to materially delay or otherwise enjoin the transactions contemplated by this Agreement.

9.13 No Governmental Restraint. There is not in effect any temporary restraining order, preliminary injunction, injunction or other order of any Governmental Authority prohibiting or restraining the Closing of the transactions contemplated by this Agreement.

9.14 Special Closing Requirements.

(a) Provided that there has been no willful breach of this Agreement by the Sellers, other than breaches that do not have an adverse economic effect on Buyer, if the Sellers have performed (or Buyer has waived) all of their respective obligations in Section 8.2 and all of the conditions set forth in Sections 9.6(b), 9.7, 9.8, 9.9, 9.10, 9.11, 9.12 and 9.13 have been satisfied, notwithstanding the failure of one or more of the conditions set forth in Sections 9.1, 9.2, 9.3, 9.4, 9.5 or 9.6(a) to be satisfied, upon notice by the Sellers, Buyer shall, subject to all of the terms of this Section 9.14, proceed with the Closing provided that, in Buyer’s good faith judgment, substantiated in a notice to the Sellers containing specific reference to relevant and available information (the “Damages Notice”), the events, facts or circumstances that have caused one or more of the conditions set forth in Sections 9.1, 9.2, 9.3, 9.4, 9.5 or 9.6(a) to be unsatisfied (the “Unsatisfied Conditions”) have not and are not reasonably likely to cause an adverse economic effect or other Damages (including, solely for the purposes of this Section 9.14, any diminution in the fair value of the Business) in excess of $47,500,000. The Damages Notice will also include Buyer’s good faith estimate (“Buyer’s Damage Estimate”) of the amount of such adverse economic effect or other Damages (including diminution in the fair value of the Business) as a result of such Unsatisfied Conditions. The Sellers shall promptly provide Buyer with all relevant and available documentation and information in the Sellers’ possession or under their control relating to the Unsatisfied Conditions.

(b) If Buyer’s Damage Estimate is less than or equal to $15,000,000, Buyer shall proceed with the Closing and may immediately pursue an indemnity claim pursuant to Article 11. If Buyer’s Damage Estimate exceeds $15,000,000 but is less than or equal to $47,500,000, then Buyer and the Sellers will enter into good faith negotiations to determine a possible reduction in the Purchase Price. If Buyer and the Sellers cannot agree upon a reduction in the Purchase Price, the Sellers may elect to terminate this Agreement. If the Sellers do not terminate this Agreement, Buyer (i) shall proceed with the Closing, (ii) may withhold a portion of the Purchase Price equal to the amount by which Buyer’s Damage Estimate exceeds $15,000,000, and (iii) may immediately pursue an indemnity claim pursuant to Article 11. If Buyer’s Damages Estimate is in excess of $47,500,000 then this Agreement may be terminated by Buyer or the Sellers.

(c) Any decision by the Sellers not to exercise their termination right pursuant to Section 9.14(b) will not prejudice any defense they may have in any indemnification proceeding under Article 11 or any claim they may have to the remaining portion of the Purchase Price. Any decision by Buyer to reduce the Purchase Price pursuant to Section 9.14(b), and the amount of such reduction, will not prejudice any claim for the actual amount of the adverse economic effect or other Damages (including diminution in the fair value of the Business) as a result of any Unsatisfied Conditions. Unless otherwise agreed by the Sellers and Buyer, the amount of Buyer’s Damage Estimate is not conclusive (and is not to be used by any party as evidence in any dispute) of the final amount of any claim and no party will be deemed to have accepted such amount as determinative of the actual amount of the adverse economic effect or other Damages.

ARTICLE 10. CONDITIONS TO OBLIGATIONS OF THE SELLERS TO CONSUMMATE THE TRANSACTION

Each and every obligation of the Sellers to be performed at or before the Closing hereunder is subject, at the Sellers’ election, to the satisfaction or waiver on or prior to the Closing Date of the conditions set forth below.

10.1 Compliance With Agreement. Buyer and the New Buyer GP have performed all of their respective obligations and agreements and complied with all covenants, warranties and conditions contained in this Agreement that are required to be performed or complied with by them on or prior to the Closing Date.

10.2 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement are accurate and complete on and as of the Closing Date with the same force and effect as though such representations and warranties had been given on the Closing Date.

10.3 Certificate. Buyer has delivered to the Sellers a certificate dated the Closing Date and signed by one of its duly authorized officers to the effect stated in Sections 10.1 and 10.2 and substantially in the form attached hereto as Exhibit G.

10.4 Opinion of Counsel. The Sellers have been furnished with the opinions of Stinson Morrison Hecker LLP and Morris, Nichols, Arsht & Tunnell, each acting as counsel to Buyer, dated the Closing Date and addressed to the Sellers, each opinion substantially in the form of the draft of such opinion previously delivered to the Sellers.

10.5 Other Agreements.

(a) Buyer has executed and delivered to the Sellers the Noncompetition Agreement in the form of Exhibit C.

(b) Buyer, the Operating Company or Stellar Propane, as applicable, has executed and delivered to the Sellers or their Affiliates the Transition Services Agreement, in form and substance acceptable to the Sellers.

10.6 Waiting Periods. The filing and waiting period requirements of the HSR Act relating to the transactions contemplated by this Agreement have been complied with and there is no pending action by the U.S. Department of Justice, the U.S. Federal Trade Commission or other Governmental Authority to materially delay or otherwise enjoin the transactions contemplated by this Agreement.

10.7 No Governmental Restraint. There is not in effect any temporary restraining order, preliminary injunction, injunction or other order of any Governmental Authority prohibiting or restraining the Closing of the transactions contemplated by this Agreement.

ARTICLE 11. INDEMNIFICATION

11.1 The Sellers’ Indemnity. The Sellers, from and after the Closing Date, jointly and severally shall indemnify and hold Buyer and its members, directors, officers, agents, employees, Representatives, successors and assigns, harmless from and against any and all damage, loss, cost, obligation, claims, demands, assessments, judgments or liability (whether based on contract, tort, product liability, strict liability or otherwise), including Taxes, and all expenses (including interest, penalties and attorneys’ and accountants’ fees and disbursements) (collectively “Damages”) incurred in a Legal Proceeding or otherwise, and any investigation relating thereto, by any of the above-named Persons, directly or indirectly, resulting from or in connection with:

(i) any misrepresentation, breach of warranty or failure to perform any covenant or agreement made or undertaken by the Sellers or Star/Petro in this Agreement or in any certificate delivered to Buyer pursuant to this Agreement;

(ii) if the Closing occurs in accordance with Section 9.14 and there are any Unsatisfied Conditions, the amount of any adverse economic effect on the Business or the assets associated with the Business (including any diminution in the fair value of the Business);

(iii) the costs and fees of Lehman Brothers Inc., KeyBanc Capital Markets, A Division of McDonald Investments, Inc., and Peter J. Solomon Company, LP, and any costs or fees associated with the Chase Refinancing Proposal;

(iv) the Sellers’ sponsorship, maintenance and termination (if and when terminated) of (a) the Petroleum Heat & Power Co., Inc. Pension Plan for Hourly Employees and (b) the Petroleum Heat and Power Co., Inc. Retirement Plan; and

(v) any action, suit, proceeding or claim incident to any of the foregoing.

11.2 Buyer’s Indemnity. Buyer, from and after the Closing Date, shall indemnify and hold the Sellers and their members, directors, officers, agents, employees, Representatives, successors and assigns harmless from and against any Damages incurred by the Sellers resulting from or in connection with:

(i) any misrepresentation, breach of warranty or failure to perform any covenant or agreement made or undertaken by Buyer or the New Buyer GP in this Agreement or in any other certificate delivered to the Sellers pursuant to this Agreement;

(ii) the costs and fees of Greenhill & Co.;

(iii) any WARN liability on the part of the Sellers or the Excluded Subsidiaries that is triggered with respect to an employee because of Buyer or one or more of Buyer’s Affiliates terminating the employment of such employee after the Closing;

(iv) any liability on the part of the Sellers as a result of Buyer’s or one of Buyer’s Affiliates use of the name “Star Gas”; and

(v) any action, suit, proceeding or claim incident to any of the foregoing.

11.3 Special Hazardous Substances Indemnity.

(a) The Sellers hereby covenant and agree to indemnify, protect, defend and hold harmless Buyer, the Operating Company and Stellar Propane and their respective members, officers, agents, employees, Representatives, successors and assigns from and against any and all Damages (including reimbursement of clean-up costs) directly or indirectly arising from or as a result of (i) claims, actions or causes of action, involving toxic torts, and those seeking administrative enforcement, injunctive relief or reimbursement of site investigation and clean-up costs or natural resource damages, solely to the extent they arise out of the pre-Closing handling, treatment, storage, disposal or transportation or arranging therefor, by the Sellers, the Operating Company or Stellar Propane of any Hazardous Substance, oil, gasoline or other petroleum products at any property, even though such claim, action or cause of action may be made or filed on or after the Closing Date, (ii) the Sellers, the Operating Company or Stellar Propane accepting, solely prior to the Closing, any Hazardous Substance for transport to disposal or treatment Facilities, (iii) any Release of Hazardous Substances, oil, gasoline or petroleum products solely to the extent it occurred prior to the Closing upon, about or into the Real Property and including (without limitation) the extent to which such Release continues after the Closing, whether or not such Release or threat of a Release occurred as the result of the negligence or misconduct of the Sellers, the Operating Company or Stellar Propane or any other third party or otherwise, or (iv) any violation, actual or alleged, of or any other liability under or in connection with any Environmental Law solely to the extent related to conditions created prior to Closing that affect soil, air, surface water or groundwater. Furthermore, if Buyer or any of its Affiliates (including the Operating Company or Stellar Propane) is required by any Governmental Authorities to clean up any Real Property as a result of a Release of Hazardous Substances, oil, gasoline or petroleum-related wastes disposed prior to the Closing, the Sellers hereby agree to conduct such environmental cleanup solely to the extent such cleanup is related to a Release, including a continuing Release, that began or occurred before the Closing and to the full extent required by any Governmental Authorities having jurisdiction over the subject matter thereof in the most cost-effective manner achievable as determined by laws, regulations, and policies or agreed to by such Governmental Authorities. Notwithstanding any other provisions of this Agreement to the contrary, Sections 11.1 and 11.3 constitute the sole and exclusive indemnity under this Agreement for Damages related to or arising out of Environmental Laws.

(b) Buyer, the Operating Company and Stellar Propane hereby covenant and agree to indemnify, protect, defend and hold harmless the Sellers, and their members, officers, agents, employees, Representatives, successors and assigns from and against any and all Damages (including reimbursement of clean-up costs) directly or indirectly arising from or as a result of (i) claims, actions or causes of action, involving toxic torts, and those seeking administrative enforcement, injunctive relief or reimbursement of investigation and clean-up costs or natural resource damages, solely to the extent they arise out of the post-Closing handling, treatment, storage, disposal or transportation or arranging therefor, by Buyer, the Operating Company or Stellar Propane of any Hazardous Substance, oil, gasoline or other petroleum products at any property, (ii) Buyer, the Operating Company or Stellar Propane accepting, solely after the Closing, any Hazardous Substance for transport to disposal or treatment Facilities, (iii) any Release of Hazardous Substances, oil, gasoline or petroleum products solely to the extent it occurred after the Closing upon, about or into the Real Property, whether or not such Release or threat of a Release occurred as the result of the negligence or misconduct of Buyer, the Operating Company or Stellar Propane or any other third party or otherwise, but excluding any continuing Releases to the extent attributable to Seller in Section 11.3(a)(iii), or (iv) any violation, actual or alleged, of or any other liability under or in connection with any Environmental Law solely to the extent related to conditions created after Closing that affect soil, air, surface water or groundwater.

(c) Buyer, its subsidiaries, successors, and assigns agree to provide the Sellers and its Representatives access to the Real Property as might reasonably be required by the Sellers or its Representatives to perform the obligations of the Sellers under Section 11.3 or as otherwise required by a Governmental Authority. Buyer agrees to fully cooperate with the Sellers in the Sellers’ performance of their obligations under Section 11.3 or as otherwise required by a Governmental Authority. Access and cooperation under this Section 11.3(c) will be provided without any additional compensation to Buyer or its subsequent purchasers, lessees or assignees. To the extent Buyer conveys, leases or assigns any interest in the Business or Real Property, Buyer will by contract and recordation of rights on the land records have its lessees, its assignees and its immediate subsequent purchasers (with which Buyer has privity) agree to this same requirement of access and cooperation. Failure by Buyer to ensure such access or cooperation with respect to a parcel of Real Property will relieve the Sellers of their indemnity obligations under this Section 11.3 with respect to such parcel only to the extent that Seller is prejudiced in carrying out its obligations under this Section 11.3.

(d) Unless required by Law or to mitigate Damages, Buyer (on behalf of itself and its subsidiaries) agrees not to engage in communications, either oral or written, with any third party, including any Governmental Authority, which communications have the intent of resulting in (i) an allegation of a violation of any Environmental Law related to the Real Property or the Business, (ii) an unnecessary investigation or remediation of any Real Property or environmental conditions related to the Real Property or the Business, or (iii) a claim for Damages related to or arising out of Environmental Laws. Buyer will make reasonable efforts to obtain the agreement of its lessees, its assignees and its immediate subsequent purchasers (with which Buyer has privity) to this same requirement. To the extent that Buyer or any of its subsidiaries breaches this covenant with respect to a parcel of Real Property, the Sellers are relieved from their obligations under this Section 11.3 with respect to such parcel only to the extent that the Sellers are prejudiced in carrying out their obligations under Section 11.3. Notwithstanding any of the foregoing, Buyer and its subsidiaries may engage in communications with their Representatives, contractors and insurance carriers for any purpose even if clauses (i), (ii) and (iii) above result and may communicate with other third parties and Governmental Authorities that are, or which Buyer and its subsidiaries believe in good faith are, necessary to comply with Law, to address a violation of Environmental Law, to mitigate Damages, or to establish a bona fide prospective purchaser, innocent landowner or contiguous landowner defense under Environmental Law, and all such communications will not be construed as a breach of this provision.

11.4 Procedure. All claims for indemnification by a party under this Article 11 (the party claiming indemnification and the party against whom such claims are asserted being referred to as the “Indemnified Party” and the “Indemnifying Party,” respectively) must be asserted and resolved as follows:

(a) If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party under this Agreement is asserted against or sought to be collected from such Indemnified Party by a third party, such Indemnified Party shall with reasonable promptness give notice (the “Claim Notice”) to the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate is not conclusive of the final amount of such claim and demand). The Indemnifying Party is not obligated to indemnify the Indemnified Party under this Agreement with respect to any such claim or demand if the Indemnified Party fails to notify the Indemnifying Party thereof in accordance with the provisions of this Agreement, and, as a result of such failure, the Indemnifying Party’s ability to defend against the claim or demand is materially prejudiced. The Indemnifying Party has ten days from the delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not it desires, at the cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claim or demand; provided, however, that any Indemnified Party is hereby authorized, but is not obligated, prior to and during the Notice Period, to file any motion, answer or other pleading that it considers necessary or appropriate to protect its interests or those of the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall, subject to the last sentence of this Section 11.4(a), have the right to control the defense against the claim by all appropriate proceedings and any settlement negotiations, provided that to the satisfaction of the Indemnified Party, the Indemnifying Party shall secure the Indemnified Party against such contested claims by posting a bond or otherwise. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense. If the Indemnifying Party fails to respond to the Indemnified Party within the Notice Period, elects not to defend the Indemnified Party, or after electing to defend fails to commence or reasonably pursue such defense, then the Indemnified Party has the right, but not the obligation, to undertake or continue the defense of, and to compromise or settle (exercising reasonable business judgment), the claim or other matter all on behalf, for the account and at the risk of the Indemnifying Party. Notwithstanding the foregoing, if the basis of the proceeding relates to a condition of operations that existed or were conducted both prior to and after the Closing Date or if the Indemnified Party would be otherwise adversely affected as a result of any adverse decision of such proceeding, each party has the same right to participate at its own expense and at its own risk in the proceeding without either party having the right of control.

(b) If requested by the Indemnifying Party, the Indemnified Party will, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party and its counsel in contesting any claim or demand that the Indemnifying Party elects to contest, or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the third party claim or demand, or any cross-complaint against any Person. Except as set forth in Section 11.4(a), no claim as to which indemnification is sought under this Agreement may be settled without the consent of the Indemnifying Party.

(c) If any Indemnified Party has a claim against the Indemnifying Party hereunder that does not involve a claim or demand being asserted against or sought to be collected from it by a third party, the Indemnified Party shall send a Claim Notice with respect to such claim to the Indemnifying Party. If the Indemnifying Party disputes such claim, such dispute will be resolved by litigation in an appropriate court of competent jurisdiction.

11.5 Time Limitations. If the Closing occurs, the Sellers will have no liability for indemnification under this Agreement with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date or indemnification obligation under Sections 11.1, other than those in Sections 5.1, 5.2, 5.3, 5.5, 5.10, 5.14, 8.2, 8.14, 11.1(iii), 11.1(iv) and 11.3, unless on or before the end of the 18th month following the Closing Date Buyer notifies the Sellers of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer; a claim with respect to Sections 5.1, 5.2, 5.3, 5.5, 5.14, 8.2, 8.14, 11.1(iii), 11.1(iv) and 11.3, or a claim for indemnification or reimbursement not based upon any representation or warranty or any covenant or obligation to be performed and complied with prior to the Closing Date, may be made at any time; a claim with respect to Section 5.10 must be made on or before the fifth anniversary of the Closing Date. If the Closing occurs, Buyer will have no liability for indemnification under this Agreement with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 6.1 and 6.2, unless on or before the end of the 18th month following the Closing Date the Sellers notify Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Sellers; a claim with respect to Sections 6.1 or 6.2, or a claim for indemnification or reimbursement not based upon any representation or warranty or any covenant or obligation to be performed and complied with prior to the Closing Date, may be made at any time.

11.6 Limitations on Amount. Subject to the last sentence of this Section 11.6, no party will have liability for indemnification under any Section of this Article 11 (other than Sections 11.1(iii), 11.1(iv) and 11.2(ii), to which this sentence is inapplicable) until the total of all Damages with respect to such matters exceeds $5,000,000, and once such amount has been exceeded, such party will be liable for indemnification for the total of all Damages in excess of $5,000,000. Subject to the last sentence of this Section 11.6, each party’s aggregate liability under this Article 11 (other than Sections 11.1(iii), 11.1(iv) and 11.2(ii), to which this sentence is inapplicable) is limited to $106,875,000. However, this Section 11.6 will not apply to any breach of any of the parties’ covenants in this Agreement that are to be performed at or after the Closing (including Sections 8.2, 8.14, 11.1(iii), 11.1(iv) and 11.3) or any of the representations and warranties contained in Sections 5.1, 5.2, 5.3, 5.5, 5.10(a), 5.10(c), 5.10(d), 5.14, 5.21, 6.1, 6.2 or 6.4.

11.7 Exclusive Remedy. In the absence of fraud, each party’s sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement will be pursuant to the indemnification provisions set forth in this Article 11; provided, however, that the indemnification provisions set forth in this Article 11 do not apply to claims arising out of or relating to the Noncompetition Agreement or the Transition Services Agreement, both of which will be governed by their respective terms.

11.8 Waiver of Punitive Damages. No party will be liable to another party for any punitive damages resulting from or arising out of this Agreement or the transactions contemplated by this Agreement.

11.9 Losses Net of Insurance Proceeds. The amount of any and all Damages under this Article 11 will be determined net of any amounts actually recovered by the Indemnified Party under insurance policies, indemnities or other reimbursement arrangements with respect to such Damages.

ARTICLE 12. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND

WARRANTIES; RIGHT OF OFFSET

12.1 Survival. All representations, warranties, covenants and agreements made by the parties each to the other in this Agreement or pursuant to this Agreement in any certificate, instrument or document will survive the consummation of the transactions contemplated by this Agreement for the period contemplated by Section 11.5.

12.2 Right of Offset. The Sellers have made certain representations and warranties to Buyer in this Agreement and the schedules and exhibits attached to this Agreement in connection with the acquisition of the General Partner Interest, the Limited Partner Interest, the Stellar Propane Interest and the Business. As a result of such representations, warranties and agreements, there exists the possibility that the Sellers will be liable to Buyer or be required to indemnify Buyer in accordance with this Agreement. Any obligation of Buyer to the Sellers is subject to any such liability or indemnification, and Buyer may, at its election, offset against any payment required by Buyer pursuant to this Agreement or the schedules and exhibits attached to this Agreement on the Closing Date (in the case of an offset pursuant to Section 9.14) or after the Closing (in all other cases) an amount equal to or less than the amount that such party may be liable to Buyer or may be required to pay Buyer pursuant to such indemnification.

ARTICLE 13. EXPENSES

Each party shall pay, without right of reimbursement from any other Person (including the Operating Company and Stellar Propane), the costs incurred by such party incident to the preparation and execution of this Agreement and performance of their respective obligations under this Agreement, whether or not the transactions contemplated by this Agreement are consummated, including the fees and disbursements of brokers, legal counsel, accountants and consultants employed by the respective parties in connection with the transactions contemplated by this Agreement.

ARTICLE 14. TERMINATION

14.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by agreement of all of the parties;

(b) by the Sellers if the Closing has not taken place on or before December 20, 2004, provided that the right to terminate this Agreement under this Section 14.1(b) is not available to the Sellers if the willful failure of the Sellers to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Closing to occur within such period;

(c) by Buyer if the Closing has not taken place on or before December 31, 2004, provided that the right to terminate this Agreement under this Section 14.1(c) is not available to Buyer if the failure of Buyer to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Closing to occur within such period;

(d) by the Sellers pursuant to Section 8.8;

(e) by the Sellers pursuant to Section 9.14; and

(f) by Buyer pursuant to Section 9.14.

14.2 No Liability; Termination Fee.

(a) In the event of a termination of this Agreement pursuant to Section 14.1(a), there will be no liability on the parties as a result thereof under this Agreement. A termination under Sections 14.1(b) or 14.1(e) by the Sellers will not prejudice any claim for Damages that the Sellers may have hereunder or in law or in equity as a consequence of any matter giving rise to a termination of this Agreement under Sections 14.1(b) or 14.1(e). A termination under Sections 14.1(c) or 14.1(f) by Buyer will not prejudice any claim for Damages that Buyer may have hereunder or in law or in equity as a consequence of any willful breach of this Agreement by the Sellers, but, except as provided in Section 9.14, in the absence of any willful breach, there will be no liability on the Sellers as a result of such termination or as a consequence of any matter giving rise to a right of termination under Sections 14.1(c) or 14.1(f). A termination under Section 14.1(e) by the Sellers will not prejudice any claim for Damages that Buyer may have hereunder or in law or in equity as a consequence of any matter giving rise to a termination of this Agreement under Section 14.1(e).

(b) A termination under Section 14.1(d) will entitle Buyer to the Termination Fee pursuant to Section 8.8.

14.3 Notice of Termination. Buyer may exercise its right of termination of this Agreement only by delivering written notice to that effect to the Sellers, provided that such notice is received by the Sellers prior to the Closing. The Sellers may exercise their right of termination of this Agreement only by delivering written notice to that effect to Buyer, provided that such notice is received by Buyer prior to the Closing.

ARTICLE 15. MISCELLANEOUS

15.1 Notices. Any notice, request, consent or communication under this Agreement will be effective only if it is in writing and (i) personally delivered, (ii) sent by certified mail, return receipt requested, postage prepaid, (iii) sent by a nationally recognized overnight delivery service, with delivery confirmed, or (iv) sent via facsimile transmission, with a copy simultaneously sent by one of the methods set forth in clauses (i) or (iii), addressed as follows:

If to the Sellers:	With Copy To:

Attn: Irik Sevin	Attn: Michael Rosenwasser and Robert Seber
Chairman and CEO	Vinson & Elkins L.L.P.
Star Gas Partners, L.P.	666 Fifth Avenue, 26th Floor
Star Gas LLC	New York, New York 10103-0040
2187 Atlantic Street	Fax: (917) 206-8100
Stamford, Connecticut 06092
Fax: (203) 328-7470

If to Buyer or Guarantor:	With Copy To:	With Copy To:

Attn: John J. Sherman	Attn: Laura Ozenberger	Attn: George E. Rider
President and CEO	General Counsel	Stinson Morrison Hecker LLP
Inergy Propane, LLC	Inergy Propane, LLC	1201 Walnut Street
Two Brush Creek Blvd.,	Two Brush Creek Blvd.,	Kansas City, Missouri 64106
Suite 200	Suite 200	Fax: (816) 691-3495
Kansas City, Missouri 64112	Kansas City, Missouri 64112
Fax: (816) 471-3854	Fax: (816) 531-4680

or such other Persons or addresses as are furnished in writing by any party to the other party, and will be deemed to have been given only upon its delivery in accordance with this Section 15.1.

15.2 Parties in Interest and Assignment.

(a) This Agreement is binding upon and is for the benefit of the parties and their respective successors and permitted assigns. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties or their respective successors and permitted assigns any rights, remedies or obligations or liabilities under or by reason of this Agreement.

(b) Except as provided in Section 15.2(c), neither this Agreement nor any of the rights or duties of any party may be transferred or assigned to any Person except by a written agreement executed by all of the parties.

(c) Notwithstanding the above, Buyer may transfer and assign all or any portion of its rights under this Agreement to an Affiliate of Buyer or in connection with any merger, consolidation or conversion of Buyer or any sale of all or a significant portion of the assets of Buyer.

15.3 Modification. This Agreement may not be amended or modified except by a writing signed by an authorized representative of the party against whom enforcement of the change is sought. No waiver of the performance or breach of, or default under, any condition or obligation of this Agreement will be deemed to be a waiver of any other performance, or breach of, or default under the same or any other condition or obligation of this Agreement.

15.4 Waiver. Each party may, by written notice to the other party: (a) extend the time for the performance of any of the obligations or other actions of such other party under this Agreement; (b) waive any inaccuracies in the representations or warranties of such other party contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance by such other party with any of the conditions or covenants of the other contained in this Agreement; or (d) waive or modify performance of any of the obligations of such other party under this Agreement. Except as provided in the preceding sentence, no action taken by or on behalf of any party, including any investigation by or on behalf of such party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

15.5 Entire Agreement. This Agreement, along with the Confidentiality Agreement, embodies the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, representations or warranties between the parties other than those set forth or provided in this Agreement and the Confidentiality Agreement, which Confidentiality Agreement remains unaffected by this Agreement and in full force and effect in accordance with its terms. All exhibits and schedules called for by this Agreement and delivered to the parties are considered a part of this Agreement with the same force and effect as if the same had been specifically set forth in this Agreement.

15.6 Execution in Multiple Originals. This Agreement may be executed in multiple originals, each of which is deemed an original but all of which together constitute but one and the same instrument.

15.7 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

15.8 Governing Law. This Agreement is governed by and construed, interpreted and enforced in accordance with the Laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, including all matters of enforcement, validity and performance. Each of the parties to this Agreement is a Delaware Person and each party to this Agreement agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance upon 6 Del. C. § 2708.

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The parties have executed this Interest Purchase Agreement on the date set forth in the introductory paragraph.

STAR GAS PARTNERS, L.P.

By:	STAR GAS LLC, its general partner

	By:	/s/ Irik P. Sevin
	Name:	Irik P. Sevin
	Title:	Chief Executive Officer

STAR GAS LLC

By:	/s/ Irik P. Sevin
Name:	Irik P. Sevin
Title:	Chief Executive Officer

INERGY PROPANE, LLC

By:	/s/ John J. Sherman
Name:	John J. Sherman
Title:	President and CEO

INERGY, L.P.
(solely for purposes of Sections 8.9 and 8.15 and Article 15)

By:	INERGY GP, LLC,
its managing general partner

	By:	/s/ John J. Sherman
	Name:	John J. Sherman
	Title:	President and CEO